ANNUAL INFORMATION FORM

For the Year Ended December 31, 2009

March 10, 2010

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INTRODUCTORY INFORMATION

In this annual information form, unless otherwise specified or the context otherwise requires, reference to “Paramount” or to the “Company” includes reference to subsidiaries and partnerships directly and indirectly owned by Paramount Resources Ltd.

Unless otherwise indicated, all financial information included in this annual information form is determined using Canadian generally accepted accounting principles (“Canadian GAAP”).  Paramount’s audited consolidated financial statements as at and for the year ended December 31, 2009 can be found under the Company’s profile on the SEDAR website at www.sedar.com.

This annual information form contains disclosure expressed as “Boe” (barrels of oil equivalent), “MBoe” (thousands of barrels of oil equivalent), “MMBoe” (millions of barrels of oil equivalent), “Boe/d” (barrels of oil equivalent per day), “Bbl” (barrels), “Mbbl” (thousands of barrels), “Mcf” (thousands of cubic feet), “MMcf” (millions of cubic feet), “Bcf” (billions of cubic feet), “Mcf/d” (thousands of cubic feet per day), “MMcf/d” (millions of cubic feet per day), “MMBtu” (millions of British thermal units), and “MMBtu/d” (millions of British thermal units per day).  All oil and natural gas equivalency volumes have been derived using the ratio of six thousand cubic feet of natural gas to one barrel of oil.  Equivalency measures may be misleading, particularly if used in isolation. A conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head.

Unless otherwise specified, all dollar amounts are expressed in Canadian dollars and all references to “dollars” or “$” are to Canadian dollars and all references to “US$” are to United States dollars.

NOTE REGARDING FORWARD-LOOKING STATEMENTS AND ADVISORIES

Certain statements in this document constitute forward-looking information under applicable securities legislation. Forward-looking information in this document includes references to:

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expected production volumes;

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planned exploration and development budget;

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budget allocations and capital spending flexibility;

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planned per well cost reduction and improved reserve recovery in the Kaybob COU;

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the outcome of the Crown royalty and income tax audits and assessments;

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expected future plans relating to the North Dakota  properties;

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adequacy of facilities to process natural gas production;

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estimated reserves and resources and the undiscounted and discounted present value of future net revenues from such reserves and resources (including the forecast prices and costs and the timing of expected production volumes and future development capital);

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ability to fulfill future pipeline transportation commitments;

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undeveloped land lease expiries; and

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the timing and cost of future abandonment and reclamation.

Forward-looking information is based on a number of assumptions.  In addition to any other assumptions identified in this document, assumptions have been made regarding: future oil and gas prices remaining economic and provisions for contingencies being adequate.  Assumptions have also been made relating to production levels from existing wells and exploration and development plans based on management’s experience, historical trends, current conditions and anticipated future developments.

Undue reliance should not be placed on forward-looking information.  Forward-looking information is based on risks and uncertainties which could cause actual results to differ materially from those anticipated by Paramount and described in the forward-looking information. The material risks and uncertainties include, but are not limited to:

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fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

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the uncertainty of estimates and projections relating to future production, costs and expenses;

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the ability to secure adequate product processing, transportation and storage;

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the uncertainty of exploration, development and drilling;

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operational risks in exploring for, developing and producing crude oil and natural gas, and the timing thereof;

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the ability to obtain equipment, services, supplies and personnel in a timely manner;

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potential disruption or unexpected technical difficulties in designing, developing or operating new or existing facilities;

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risks and uncertainties involving the geology of oil and gas deposits;

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the uncertainty of reserves and resource estimates;

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the ability to generate sufficient cash flow from operations and other sources of financing at an acceptable cost to meet current and future obligations;

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changes to the status or interpretation of laws, regulations or policies;

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the timing of governmental or regulatory approvals;

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changes in general business and economic conditions;

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uncertainty regarding aboriginal land claims and co-existing with local populations;

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the effects of weather;

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the ability to fund exploration, development and operational activities and meet current and future obligations;

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the timing and cost of future abandonment and reclamation activities;

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the ability to enter into or continue leases; and

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existing and potential lawsuits and regulatory actions.

The foregoing list of risks is not exhaustive.  For more information relating to risks, see the section titled “RISK FACTORS” in this annual information form.  The forward-looking information contained in this document is made as of the date hereof and, except as required by applicable securities law, Paramount undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise.

CORPORATE STRUCTURE

Paramount was incorporated under the Business Corporations Act (Alberta).  Paramount’s head and registered office is located at Suite 4700, 888 – 3rd Street S.W., Calgary, Alberta T2P 5C5.  Paramount’s Class A Common Shares (“Common Shares”) are listed on the Toronto Stock Exchange (“TSX”) under the symbol “POU”.

Paramount has two main operating subsidiaries, Paramount Resources and Summit Resources, Inc.  Paramount Resources was an Alberta general partnership directly and indirectly wholly-owned by Paramount.  Summit Resources, Inc. is incorporated under the laws of Montana and is a direct, wholly-owned subsidiary of Paramount.  Each of Paramount Resources and Summit Resources, Inc. had total assets that exceeded 10 percent of the total consolidated assets or sales and operating revenues that exceeded 10 percent of the consolidated sales and operating revenue of Paramount as at or for the year ended December 31, 2009.  Paramount’s remaining subsidiaries and partnerships did not have assets or sales and operating revenues which, in the aggregate, exceeded 20 percent of the total consolidated assets or total consolidated sales and operating revenues of Paramount as at or for the year ended December 31, 2009.

GENERAL DEVELOPMENT OF THE BUSINESS

Paramount is an independent Canadian energy company involved in the exploration, development, production, processing, transportation and marketing of natural gas, crude oil and natural gas liquids. The Company commenced operations as a public company on December 18, 1978, with an initial public offering that raised $4.7 million and a share exchange with a private company, Paramount Oil & Gas Ltd., for certain crude oil and natural gas assets with a book value of $341,000.  Paramount has adapted to a multitude of operating climates over the years, and has grown into a company with a market capitalization of approximately $1.3 billion as of March 3, 2010.  In addition, Paramount has spun-out three public entities: (i) Paramount Energy Trust in February, 2003; (ii) Trilogy Energy Trust (“TET”) in April, 2005; and (iii) MGM Energy Corp. (“MGM Energy”) in January, 2007.

Paramount has divided its operations into three business segments established by management to assist in resource allocation, to assess operating performance and to achieve long-term strategic objectives: i) Principal Properties; ii) Strategic Investments; and iii) Corporate.

Paramount’s Principal Properties are divided into four Corporate Operating Units (“COUs”) as follows:

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The Kaybob COU, which includes properties in West Central Alberta;

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The Grande Prairie COU, which includes properties in the Peace River Arch area of Alberta;

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The Northern COU, which includes properties in Northern Alberta, the Northwest Territories and Northeast British Columbia; and

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The Southern COU, which includes properties in Southern Alberta, Saskatchewan, Montana and North Dakota.

Strategic Investments include investments in other entities, including affiliates, and development stage assets where there is no near-term expectation of production, but a longer-term value proposition based on spin-outs, dispositions, or future revenue generation.

Corporate is comprised of income and expense items, including general and administrative expense and interest expense that have not been specifically allocated to Principal Properties or Strategic Investments.

Set forth below is a brief description of the events that have influenced the general development of Paramount's business over the past three fiscal years.

2007

In January 2007, Paramount’s shareholders and the Court of Queen’s Bench of Alberta approved an arrangement under the Business Corporations Act (Alberta) in respect of the spinout of MGM Energy (the “MGM Energy Spinout”). The MGM Energy Spinout was completed on January 12, 2007.  As part of the MGM Energy Spinout, Paramount transferred certain farm-in rights in the Mackenzie Delta, Northwest Territories and its oil and gas properties in the Colville Lake/Sahtu, Northwest Territories to MGM Energy.  The MGM Energy Spinout resulted in Paramount’s shareholders owning one MGM Energy common share (“MGM Share”) and five MGM Energy warrant units for every 25 Common Shares held.  Each warrant unit consisted of one short term warrant and one longer term warrant. Upon completion of the MGM Energy Spinout, Paramount’s shareholders owned approximately 13.4 percent of the outstanding MGM Shares, with the remaining 86.6 percent of MGM Energy’s outstanding shares being held by Paramount. As a result of the exercise of the short term warrants and a subsequent private placement by MGM Energy to certain of its directors, Paramount’s ownership in MGM Energy was reduced to approximately 52 percent as of February 28, 2007.  In May 2007, MGM Energy completed a public offering of common shares in which Paramount did not participate.  In August 2007, Paramount invested a further $9.0 million in MGM Energy by purchasing approximately 3.3 million MGM Shares under MGM Energy’s second public offering. Following this investment, Paramount owned approximately 21.5 million MGM Shares which represented approximately 17 percent of the outstanding shares of that company as at December 31, 2007.

In March 2007, Paramount closed a six month $100 million senior unsecured non-revolving facility with two Canadian chartered banks (the “Non-Revolving Facility”). The full amount of the Non-Revolving Facility was drawn at closing.

In April 2007, Paramount reported that Statoil ASA (“Statoil”) had entered into an acquisition agreement with North American Oil Sands Corporation (“NAOSC”) whereby Statoil made an all cash offer to acquire all of the shares of NAOSC at a price of $20 per share. In June 2007, Paramount tendered its 34,120,731 common shares of NAOSC to Statoil under its offer for aggregate cash consideration to Paramount of approximately $682.4 million, and, on the same date, repaid the entire amount outstanding under the Non-Revolving Facility.  Paramount acquired its shares in NAOSC in 2006 in exchange for the transfer of certain oil sands leases.

In May 2007, Paramount reached an agreement to sell its oil sands leases and shut-in and producing natural gas rights in the Surmont area of Alberta to MEG Energy Corp. (“MEG”) for total consideration of $301.7 million. The consideration consisted of $75 million in cash, $75 million in a note receivable due June 30, 2008 and MEG common shares valued at $151.7 million. The MEG transaction closed in June 2007.

In July 2007, Paramount repaid US$150 million, the entire amount outstanding, under a Term Loan B Facility it had entered into in 2006, plus a 2 percent prepayment premium.

During July and August of 2007, the Company purchased, in open market transactions, US$75.4 million principal amount of its outstanding 8 ½ percent senior notes due 2013 (the “2013 Notes”), reducing the aggregate principal amount owed to US$138.2 million.  Such notes have not been cancelled and may be resold at Paramount’s discretion.  A total of US$213.6 million of 2013 Notes were issued in 2005.

From August 2007 to December 31, 2007, Paramount purchased 2.1 million TET units for approximately $14.2 million through open market purchases. Paramount also acquired an additional 0.6 million TET units under TET’s distribution reinvestment plan in 2007. As at December 31, 2007, Paramount held approximately 17.8 million TET units representing approximately 19 percent of TET’s outstanding units as at that date.

Paramount received approval from the TSX on May 3, 2007 for a normal course issuer bid (the “2007 NCIB”) to purchase, for cancellation, up to 3,298,526 Common Shares during the period from May 7, 2007 to May 6, 2008. During 2007, Paramount purchased and cancelled 3,298,526 Common Shares, the maximum number permitted under the 2007 NCIB, for total consideration of approximately $54.9 million.  On December 17, 2007, Paramount received approval from the TSX to amend the terms of the 2007 NCIB to permit Paramount to purchase an additional 248,333 Common Shares during the period from December 19, 2007 to May 6, 2008.

2008

In January 2008, Paramount purchased 6,400 Common Shares for total consideration of approximately $83,000 under the amended 2007 NCIB.  In total, 3,304,926 Common Shares were purchased and cancelled pursuant to the 2007 NCIB as amended, for total consideration of approximately $55 million.

In February 2008, Paramount purchased 3.5 million common shares of Paxton Corporation (“Paxton”) for $4.8 million.  Paxton is a private company involved in the development of carbon capture and storage technology.  During the second quarter of 2008, Paxton’s common shares were consolidated on a two-for-one basis.  Paramount owned approximately 10 percent of the outstanding common shares of Paxton as at December 31, 2008.

On March 12, 2008, MEG repaid the entire amount of its $75 million note due to Paramount.

In March 2008, Paramount purchased 6.1 million Class A common shares of NuLoch Resources Inc. (“NuLoch”) for $6.0 million.  As at December 31, 2008, Paramount owned approximately 20 percent of the outstanding Class A common shares of NuLoch.

On July 15, 2008, Paramount invested a further $12.3 million in MGM Energy by purchasing approximately 22.4 million MGM Shares under MGM Energy’s third public offering.  Paramount owned approximately 17 percent of the outstanding MGM Shares as at December 31, 2008.

In August 2008, Paramount Drilling US LLC (“Paramount Drilling”), an indirectly wholly-owned United States subsidiary of Paramount, entered into a contract with a supplier for the construction of a third drilling rig.  The supplier had constructed Paramount Drilling’s first two rigs in 2006.  An individual who has an indirect ownership interest in the supplier of the rigs is also a director of a company affiliated with Paramount. Throughout 2008, Paramount Drilling provided drilling services to Summit Resources, Inc. on a take-or-pay basis.

On November 18, 2008, Paramount received approval from the TSX for a normal course issuer bid (the “2008 NCIB”) to purchase for cancellation up to 3,387,456 Common Shares from November 20, 2008 to November 19, 2009.  Between November 20, 2008 and December 31, 2008, Paramount purchased and cancelled 1,008,300 Common Shares under the 2008 NCIB for total consideration of approximately $7.2 million.

During 2008, the Company purchased an aggregate of US$48.0 million principal amount of its 2013 Notes in open market transactions, reducing the aggregate principal amount owed to US$90.2 million.  The 2013 Notes purchased by Paramount have not been cancelled and may be resold at Paramount’s discretion.

During 2008, Paramount purchased 1.9 million TET units for approximately $13.7 million through open market purchases and acquired a further 2.7 million TET units under TET’s distribution reinvestment plan. As at December 31, 2008, Paramount held approximately 22.3 million TET units representing approximately 23 percent of TET’s outstanding units as at that date.

2009

During 2009, Paramount purchased 615,600 Common Shares for total consideration of approximately $4.2 million under its 2008 NCIB.  In total, 1,623,900 Common Shares were purchased and cancelled pursuant to the 2008 NCIB for total consideration of approximately $11.4 million.

During the third quarter of 2009, three of Paramount's subsidiaries jointly entered into a $30.4 million term loan facility with a Canadian bank (the "Drilling Rig Loan").  The Drilling Rig Loan is non-recourse to Paramount and is secured by three drilling rigs owned by such subsidiaries and take-or-pay drilling contracts guaranteed by Paramount.  Certain of Paramount’s subsidiaries are counter parties to the take-or-pay drilling contracts.  Interest is payable at the bank’s prime lending rate or bankers’ acceptance rate, as selected at the discretion of the borrowing subsidiary, plus an applicable margin.  The loan was drawn in full at closing and a $1.0 million principal payment was made in December 2009.  Unless demanded by the bank, annual scheduled principal repayments escalate from $2.5 million in 2010 to $5.1 million in 2013, with the remaining outstanding balance of $12.7 million payable in 2014.  Proceeds from the Drilling Rig Loan were primarily used to repay amounts drawn under Paramount's senior credit facilities.

In September 2009, Paramount sold its 6.1 million Class A common shares of NuLoch for proceeds of $4.6 million.  In October 2009, Paramount acquired 6.6 million Class A common shares of NuLoch for $4.6 million.  As at December 31, 2009, Paramount owned approximately 8 percent of the outstanding Class A common shares of NuLoch.

During the fourth quarter of 2009, Paramount issued i) 1,000,000 flow-through Common Shares, in respect of Canadian Development Expense, for gross proceeds of approximately $16.9 million to a company controlled by Paramount’s Chairman and Chief Executive Officer; ii) 500,000 flow-through Common Shares, in respect of Canadian Exploration Expense, for gross proceeds of approximately $9.4 million through a private placement; and iii) 4,500,000 Common Shares for gross proceeds of approximately $67.5 million through a public offering.

During 2009, Paramount acquired 19.6 million Class A common shares and 57,444 Class B common shares of Redcliffe Exploration Inc. (“Redcliffe”), a public oil and gas company, for approximately $5.0 million.  As at December 31, 2009, Paramount owned approximately 17 percent of the outstanding Class A common shares and 4 percent of the outstanding Class B common shares of Redcliffe.

During 2009, Paramount acquired 1.7 million TET units under TET’s distribution reinvestment plan. As at December 31, 2009, Paramount held approximately 24.0 million TET units representing approximately 22 percent of TET’s outstanding units at that date.

2010 Update

In January 2010, Paramount purchased 3.3 million Class A common shares of Redcliffe for $1.4 million.  As a result of this purchase, Paramount owns approximately 19 percent of Redcliffe’s Class A common shares.  Paramount continues to hold 57,444 Class B common shares of Redcliffe.

Between January 1, 2010 to February 5, 2010, Paramount acquired 0.1 million TET units under TET’s distribution reinvestment plan.

On February 5, 2010, TET converted from an income trust structure to a corporate structure, named Trilogy Energy Corp., through a business combination with a private company pursuant to an arrangement under the Business Corporations Act (Alberta) and related transactions (the “Conversion”).  Pursuant to the Conversion, Paramount received in exchange for its 24,144,335 TET units, 12,755,845 common shares of Trilogy Energy Corp., which are pledged as security for Paramount’s 2013 Notes, and 11,388,490 non-voting shares of Trilogy Energy Corp.  The non-voting shares will be converted to common shares on a one-for-one basis if: i) beneficial ownership of the non-voting shares are transferred to any person that is not related or affiliated with Paramount; or ii) Trilogy Energy Corp. exercises its right to convert the non-voting shares to common shares.  Following the Conversion, Paramount owns approximately 21 percent of Trilogy Energy Corp.’s equity and approximately 15 percent of the voting shares.

NARRATIVE DESCRIPTION OF THE BUSINESS

OVERVIEW

Paramount's Principal Properties are located primarily in Alberta, the Northwest Territories and British Columbia in Canada, and in North Dakota and Montana in the United States. In 2009, approximately 71 percent of the Company's production was natural gas.

The Company's ongoing exploration, development and production activities are designed to establish new reserves of oil and natural gas and increase the productive capacity of existing fields. In order to optimize its capacity and control costs, the Company increases ownership and throughput in existing assets as economic opportunities arise and occasionally disposes of lower working interest properties. Paramount strives to maintain a balanced portfolio of opportunities, increasing its working interest in low to medium risk projects and entering into joint venture arrangements on select high risk/high return exploration prospects. From time to time, Paramount enhances its exploration, development and production operations through focused acquisitions of petroleum and natural gas assets and companies within established core areas.

At December 31, 2009, approximately 75 percent of Paramount's proved and probable natural gas reserves and approximately 44 percent of its proved and probable crude oil and natural gas liquids (“NGLs”) reserves were located in Alberta, with the balance in Paramount's other operating areas.

PRINCIPAL PROPERTIES

Paramount retained independent qualified reserves evaluators to evaluate and prepare a report on 100 percent of its natural gas, crude oil and NGLs reserves as at December 31, 2009. McDaniel & Associates Consultants Ltd. (“McDaniel”) evaluated Paramount’s reserves and reported on them in their report (the “McDaniel Report”) dated February 16, 2010.  Reserves data is discussed below within Paramount’s four COUs. The reserves information is disclosed as at December 31, 2009 and is derived from the McDaniel Report.  Estimates of reserves for individual properties may not reflect the same confidence level as estimates of reserves for all properties, due to the effects of aggregation.

Kaybob, Alberta

The Kaybob COU, or “Kaybob”, produces natural gas, NGLs, and crude oil in West Central Alberta. The core natural gas producing areas in Kaybob include Musreau, Resthaven and Smoky, with incremental crude oil produced in the Kakwa, Musreau and Smoky areas. The gas horizons being pursued are in the Deep Basin, which are high pressure, liquids rich, tight gas formations with large reserve potential.

The Kaybob COU accounted for approximately 30 percent of Paramount's production for the year ended December 31, 2009.  Production in this area averaged 3,615 Boe/d in 2009, comprised of 18.9 MMcf/d of natural gas and 470 Bbl/d of crude oil and NGLs.  The core Kaybob area production is processed at four gas processing plants.  Paramount owns a 50 percent working interest in a 25 MMcf/d plant, a 10 percent working interest in a 100 MMcf/d plant, and a 10 percent working interest in a 40 MMcf/d plant.  Gas is also processed at a fourth gas processing plant under a firm service processing agreement. Paramount believes it has adequate capacity contracted to process anticipated near term production.

Paramount drilled 13 gross (5.7 net) wells in Kaybob in 2009.  As of December 31, 2009, reported reserves in the Kaybob COU totaled 5.0 MMBoe of proved reserves that were 86 percent natural gas weighted and 2.8 MMBoe of probable reserves that were 89 percent natural gas weighted. Paramount operates approximately 56 percent of its production in the Kaybob COU.

Paramount continues to focus on reducing the per-well cost and increasing reserves recoveries for its Kaybob area development. These efforts include drilling five wells during the 2009/10 winter drilling program on locations with existing wells.  Larger fracture stimulations have also been carried out on the operated wells with the anticipation that this will result in higher production rates and increased recoverable reserves.

Paramount is participating in drilling four horizontal wells with multi-stage fracture stimulations during the 2009/10 winter drilling season.  This includes a second horizontal Dunvegan well in the Resthaven area, two horizontal Dunvegan wells in the Smoky area and one horizontal Falher well in the Musreau area.  Currently, Paramount anticipates having two of these wells completed and tied-in by April, one is expected to be completed and tied-in this summer and the fourth well is expected to be brought on production next winter.

In February 2010, the ERCB changed the regulations for the Deep Basin allowing operators to drill four gas wells per pool per section in the stratagraphic interval from the top of the Smoky Group to the base of the Rock Creek Member, which include Paramount’s primary target formations.  Paramount has approximately 250 (150 net) sections, and therefore the revised regulations allow Paramount to drill up to 1,000 (600 net) wells without having to make application to allow for increased well density.  Paramount anticipates drilling future wells from multi-well pads to reduce the drilling, completion and facility costs, with the additional benefit of reducing its environmental footprint.

The Deep Basin continues to be the core area for Kaybob, and as project economics improve, is expected to be a significant growth platform for the Company over the next five to ten years.

Grande Prairie, Alberta

The Grande Prairie COU, or “Grande Prairie”, produces natural gas, NGLs, and crude oil in the Peace River Arch area of Alberta. The core natural gas producing areas in Grande Prairie include properties at Mirage, Karr-Gold Creek, and Ante Creek. Grande Prairie’s primary crude oil producing property is in the deep, light sweet oil trend at Crooked Creek. Grande Prairie has also initiated a longer-term Deep Basin development for liquids rich tight gas in the Karr-Gold Creek area.

The Grande Prairie COU accounted for approximately 18 percent of Paramount's production for the year ended December 31, 2009.  Production in this area averaged 2,204 Boe/d in 2009, comprised of 7.5 MMcf/d of natural gas and 960 Bbl/d of crude oil and NGLs. Paramount drilled six gross (5.1 net) wells in Grande Prairie in 2009.  As of December 31, 2009, reported reserves in the Grande Prairie COU consisted of 3.5 MMBoe of proved reserves that were 63 percent natural gas weighted and 1.8 MMBoe of probable reserves that were 62 percent natural gas weighted.  Paramount operates approximately 64 percent of its production in the Grande Prairie COU.

Paramount operates seven compressor sites in the Grande Prairie COU at Mirage, Karr and Goose River, with an average working interest of approximately 85 percent.  The Company also operates three oil batteries in Grande Prairie: two oil batteries at Mirage (in which Paramount has a 100 percent interest), and one oil battery at Ante Creek (in which Paramount has a 57.5 percent interest).  Paramount's Crooked Creek production is processed at a non-operated facility in which Paramount has an 18 percent ownership interest.  At Crooked Creek, Good Production Practice waterflood was brought on in late December 2008, after an extended regulatory approval process, resulting in working interest volumes increasing from approximately 500 Boe/d to over 700 Boe/d in late 2009.

Grande Prairie’s capital program for 2010 will focus on further drilling and development of Montney and Nikanassin opportunities at Karr-Gold Creek and Valhalla, along with infrastructure and facilities expansion .

Northern Alberta/Northwest Territories/Northeast British Columbia

The Northern COU, or “Northern”, includes properties in Northern Alberta, Northeast British Columbia and extends into the Cameron Hills and Fort Liard areas of the Northwest Territories. Northern’s primary focus remains at Cameron Hills in the Northwest Territories, where properties generate a significant portion of Northern’s total natural gas, crude oil and NGLs production.  Other significant natural gas producing properties within Northern are located at Bistcho and Haro in Northwest Alberta and Clarke Lake in Northeast British Columbia.

The Northern COU accounted for approximately 25 percent of Paramount's production for the year ended December 31, 2009. Production in this area averaged 3,006 Boe/d in 2009, comprised of 14.7 MMcf/d of natural gas and 548 Bbl/d of crude oil and NGLs.  In 2009, Paramount drilled three gross (3.0 net) wells in this COU.  As of December 31, 2009, Paramount's reported reserves in the Northern COU totalled 4.9 MMBoe of proved reserves that were 82 percent natural gas weighted and 4.4 MMBoe of probable reserves that were 91 percent natural gas weighted. Paramount operates approximately 84 percent of its production in the Northern COU.

In the Northern COU, the Company operates one sour gas plant at Bistcho Lake, in which Paramount has a 59 percent interest, which processes gas from both Bistcho and from Cameron Hills in the Northwest Territories, and one sweet gas plant at East Negus, in which Paramount has an 85 percent interest.  Paramount also operates an oil battery at Cameron Hills, in which Paramount has an 88 percent interest.  Natural gas from the Haro property is processed at an approximately 50 percent owned third-party operated gas plant.  Natural gas is also processed at third-party operated facility in Clarke Lake, British Columbia.

During the first quarter of 2010, Northern is planning to drill and complete eight (7.3 net) wells in the Cameron Hills area targeting oil. Production and follow-up development drilling associated with these eight wells will take place in subsequent years pending an evaluation of 2010 drilling results.

Southern Alberta and USA

The Southern COU, or “Southern”, produces crude oil and natural gas in Southern Alberta, North Dakota and Montana.  Southern’s core areas comprise the gas producing Chain/Craigmyle field near Drumheller, Alberta and the oil producing area near Medora, North Dakota.

The Southern COU accounted for approximately 27 percent of Paramount's production for the year ended December 31, 2009. Total production in the Southern COU averaged 3,380 Boe/d in 2009, comprised of 10.7 MMcf/d of natural gas and 1,602 Bbl/d of crude oil and NGLs. In 2009, the Company drilled two gross (0.2 net) wells in the Southern COU. As of December 31, 2009, reported reserves in this COU were 8.0 MMBoe of proved reserves that were approximately 58 percent natural gas weighted and 2.6 MMBoe of probable reserves that were approximately 62 percent natural gas weighted. The Company operates approximately 92 percent of its production in Southern.

Development of natural gas production from the Horseshoe Canyon coals and Edmonton sands in Southern Alberta continues to be a major focus of the Southern COU.  As of December 31, 2009, Paramount had 185 gross (147 net) shallow coal and sand wells on production, of which Paramount’s share of production was approximately 3.2 MMcf/d at year end.

Of Southern’s 3,380 Boe/d of production in 2009, 1,311 Boe/d related to its United States properties, comprised of 1,235 Bbl/d of crude oil and NGLs and 0.5 MMcf/d of natural gas.  During 2009, the Company delayed its drilling program in North Dakota due to lower than anticipated results, lower oil prices, and high drilling and completion costs, and only completed one Bakken well. Paramount continues to believe that there is significant value in its North Dakota properties.  Recent drilling and completions results of other operators in the region have been positive, and Paramount is assessing the impact of this on future plans for the Company’s North Dakota lands.

The Company owns and operates one gas plant at Chain/Craigmyle. Approximately 60 percent of the natural gas produced in the Southern COU is processed at this plant. Approximately 80 percent of the total oil production in Southern utilizes Company-operated batteries, in which Paramount has working interests ranging from 39 to 100 percent.

Other Properties

The Company has minor properties in Northeast Alberta. These minor properties were not producing in 2009.  As of December 31, 2009, reported reserves for these other properties were 1.5 MMBoe of proved plus probable reserves, all natural gas.

STRATEGIC INVESTMENTS

Paramount’s Strategic Investments constitute an important component of the value of the Company.  As of December 31, 2009, the Company’s Strategic Investments included:

i)

investments in TET and MEG (see below) and investments in other public and private companies including MGM Energy, Redcliffe, NuLoch, and Paxton;

ii)

three triple sized drilling rigs which operate under Fox Drilling Inc. in Canada and Paramount Drilling US LLC in the United States (Fox and Paramount Drilling are wholly-owned direct and indirect subsidiaries of Paramount);

iii)

approximately 175,000 acres (172,000 net acres) of oil sands leases which are prospective for production from the oil sands or carbonate bitumen trends.  In 2008, Paramount retained McDaniel to evaluate approximately 30,680 acres of oil sands resources in the Hoole area of Alberta (see “2008 HOOLE OIL SANDS RESOURCES AND RELATED INFORMATION”); and

iv)

considerable acreage which has potential for production from shale gas formations in the Horn River and Liard Basins.  No exploration wells have been drilled on this acreage as of the end of 2009.

Trilogy Energy Trust / Trilogy Energy Corp.

A reference to “Trilogy” refers to either Trilogy Energy Trust before the Conversion or Trilogy Energy Corp. after the Conversion (see “GENERAL DEVELOPMENT OF THE BUSINESS – 2010 Update”).  Trilogy is a public Canadian energy company with producing oil and natural gas assets primarily in the Kaybob area of Alberta.  For the year ended December 31, 2009, Trilogy reported average production was 19,780 Boe/d, 79 percent of which was natural gas.

On December 31, 2009, Paramount owned approximately 24.0 million Trilogy units, representing approximately 22 percent of Trilogy’s outstanding units as at such date.  The market value of Paramount’s investment in Trilogy was approximately $206 million as of December 31, 2009, based on the closing market price of Trilogy’s units on the TSX as of that date. Approximately 12.8 million shares of Trilogy owned by Paramount are pledged as security for the Company’s 2013 Notes.

For the year ended December 31, 2009, Paramount accounted for its investment in Trilogy using the equity method. Pursuant to National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities (“NI 51-101”), Paramount is required to separately disclose information concerning Trilogy’s oil and gas reserves and future net revenue as at December 31, 2009 and certain costs incurred by Trilogy during 2009, based on the Company’s equity interest in Trilogy. This information is set out in APPENDIX C – NATIONAL INSTRUMENT 51-101 EQUITY INVESTMENTS DISCLOSURE.

Readers are cautioned that Paramount does not have any direct or indirect interest in, or right to, the reserves or future net revenue of Trilogy disclosed in APPENDIX C nor does Paramount have any direct or indirect obligation in respect of, or liability for, the costs incurred by Trilogy disclosed in APPENDIX C. The Company is a shareholder of Trilogy just like any other shareholder of Trilogy, and, accordingly, the value of the Company’s investment in Trilogy is based on the trading price of Trilogy’s shares on the TSX.

The attached APPENDIX C has been prepared based solely on publicly disclosed information contained in Trilogy’s annual information form dated March 2, 2010. For additional information regarding Trilogy’s reserves, properties and costs incurred on such properties, reference should be made to Trilogy’s annual information form which is posted on SEDAR (www.sedar.com) and is not incorporated by reference in this annual information form.

MEG Energy Corp.

MEG is a privately-owned energy company based in Calgary, Alberta that is focused on oil sands development in the Athabasca region of Alberta, Canada.  MEG owns a 100 percent working interest in over 800 square miles of oil sands leases.  Two commercial projects have been identified, the first being the Christina Lake Regional Project (“CLRP”) which is estimated, by MEG’s independent reserve engineers, to be capable of producing over 200,000 Bbl/d of sustained bitumen production for over 30 years.  The second commercial project is in the Surmont Area which is estimated, by MEG’s independent reserve engineers, to be capable of producing 50,000 Bbl/d of sustained bitumen production for over 30 years.  Phase 1 of the CLRP is operational, Phase 2 of CLRP has been commissioned, and Phase 2B has received regulatory approval.  Production capacity is estimated to be 60,000 Bbl/d upon completion of Phase 2B.  This information concerning MEG was obtained by Paramount from MEG’s website.  Although, Paramount has no knowledge that would indicate that any such information is untrue or inaccurate, Paramount does not assume any responsibility for the accuracy of this information.

As of December 31, 2009, Paramount owned 3.7 million common shares of MEG which represents, to Paramount’s knowledge, approximately 2.2 percent of MEG’s outstanding common shares as at such date.  As MEG is a private company, there is currently no market for the MEG common shares that Paramount holds and there is no guarantee that a market for these common shares will develop.  The value of the MEG common shares held by Paramount may not be able to be realized unless and until a market for these common shares develops, and even if such a market develops there is no guarantee respecting the price Paramount will receive for its MEG common shares or that it will be able to sell any or all of the common shares it may wish to sell.  As at December 31, 2009, Paramount carried its investment in MEG at approximately $102 million in its December 31, 2009 consolidated financial statements.

For information regarding how Paramount came to own its MEG common shares, see “GENERAL DEVELOPMENT OF THE BUSINESS – 2007”.

Paramount does not use the equity method to account for its investment in MEG. As a result, Paramount is not required by NI 51-101 to disclose information concerning MEG’s oil and gas reserves, future net revenues and costs incurred.

RESERVES AND OTHER OIL AND GAS INFORMATION

The reserves information provided below is derived from the McDaniel Report. The evaluation by McDaniel was prepared in accordance with the standards contained in the Canadian Oil and Gas Evaluation Handbook (“COGE Handbook”) and the reserves definitions contained in NI 51-101.

The following tables set forth information relating to Paramount's working interest share of reserves, net reserves after royalties, and present worth values as at December 31, 2009. The reserves are reported using forecast prices and costs. Columns and rows may not add in the following tables due to rounding.

All evaluations of future net revenue are stated prior to any provision for interest costs or general and administrative costs and after the deduction of estimated future capital expenditures for wells to which reserves have been assigned.  It should not be assumed that the estimated future net revenue shown below is representative of the fair market value of Paramount's properties. There is no assurance that such price and cost assumptions will be attained and variances could be material. The recovery and reserve estimates of natural gas, crude oil and natural gas liquids reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual natural gas, crude oil and natural gas liquids reserves may be greater than or less than the estimates provided herein.

Paramount's Audit Committee, comprised of independent board members, reviews the qualifications and appointment of McDaniel, Paramount’s independent qualified reserves evaluator. The Audit Committee also reviews the procedures for providing information to the evaluator. All booked reserves are based upon annual evaluation by McDaniel, Paramount’s independent qualified reserves evaluator.

Reserves Information

Reserves Data – Forecast Prices and Costs

The following table summarizes Paramount’s reserves at December 31, 2009.

	Natural Gas		Light & Medium Crude Oil	Natural Gas Liquids		Total
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Reserves Category	(Bcf)	(Bcf)	(MBbl)	(MBbl)	(MBbl)	(MBbl)	(MBoe)	(MBoe)
Canada
Proved
Developed Producing	68.1	59.2	2,195	1,827	807	611	14,348	12,305
Developed Non-producing	18.2	16.1	98	81	338	264	3,471	3,030
Undeveloped	3.7	3.4	-	-	-	-	613	568
Total Proved	90.0	78.7	2,293	1,908	1,146	874	18,432	15,904
Total Probable	64.2	53.7	1,037	839	556	373	12,299	10,163
Total Proved plus Probable Canada	154.2	132.4	3,330	2,747	1,702	1,247	30,731	26,067

United States
Proved
Developed Producing	0.5	0.4	2,728	2,165	80	66	2,894	2,303
Developed Non-producing	-	-	-	-	-	-	1	1
Undeveloped	-	-	-	-	-	-	-	-
Total Proved	0.5	0.4	2,728	2,165	80	66	2,896	2,304
Total Probable	0.2	0.2	800	634	29	24	866	690
Total Proved plus Probable USA	0.8	0.6	3,528	2,800	108	90	3,762	2,994

Total Company
Total Proved	90.5	79.2	5,020	4,074	1,225	940	21,328	18,208
Total Probable	64.5	53.9	1,837	1,473	585	397	13,165	10,853
Total Proved plus Probable Reserves	155.0	133.1	6,857	5,546	1,810	1,337	34,493	29,061

Net Present Value of Future Net Revenue – Forecast Prices and Costs

The following table summarizes the net present values of future net revenue attributable to Paramount’s reserves evaluated at December 31, 2009.  The net present values are reported before income tax and after income tax and have been discounted using rates of 0 percent, 5 percent, 10 percent, 15 percent and 20 percent as well as on a net unit value basis at a discount rate of 10 percent before income taxes.  Future Net Revenue does not represent fair market value.

	Net Present Value of Future Net Revenues ($ millions)										Unit Value Before Tax Discounted at 10% $/Boe
	Before Income Tax (discounted at)					After Income Tax (discounted at)
Reserves Category	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Canada
Proved
Developed Producing	380.8	324.3	282.8	251.3	226.9	380.8	324.3	282.8	251.3	226.9	22.98
Developed Non-producing	57.7	41.0	31.8	26.0	22.0	57.7	41.0	31.8	26.0	22.0	10.49
Undeveloped	10.8	6.6	3.8	1.9	0.6	10.8	6.6	3.8	1.9	0.6	6.73
Total Proved	449.3	371.9	318.4	279.3	249.5	449.3	371.9	318.4	279.3	249.5	20.02
Total Probable	305.3	217.5	164.0	129.0	104.6	286.3	204.3	154.5	121.9	99.3	16.14
Total Proved plus Probable Canada	754.6	589.4	482.4	408.2	354.0	735.6	576.1	472.9	401.2	348.8	18.51

United States
Proved
Developed Producing	77.1	58.5	47.5	40.3	35.3	77.1	58.5	47.5	40.3	35.3	20.62
Developed Non-producing (1)	(0.4)	(0.4)	(0.3)	(0.3)	(0.3)	(0.4)	(0.4)	(0.3)	(0.3)	(0.3)	(312.09)
Undeveloped	-	-	-	-	-	-	-	-	-	-	-
Total Proved	76.6	58.1	47.1	40.0	35.0	76.6	58.1	47.1	40.0	35.0	20.46
Total Probable	45.2	28.2	20.1	15.5	12.5	45.2	28.2	20.1	15.5	12.5	29.09
Total Proved plus Probable USA	121.8	86.3	67.2	55.5	47.5	121.8	86.3	67.2	55.5	47.5	22.45

Total Company
Total Proved	525.9	430.0	365.5	319.3	284.5	525.9	430.0	365.5	319.3	284.5	20.07
Total Probable	350.5	245.8	184.1	144.4	117.1	331.5	232.5	174.6	137.4	111.8	16.96
Total Proved plus Probable Reserves	876.4	675.7	549.6	463.7	401.6	857.4	662.5	540.1	456.6	396.3	18.91

(1)

The Company has properties with nil or negligible reserve volumes that have subsurface abandonment costs.  In accordance with NI 51-101 and the COGE Handbook, the subsurface abandonment costs have been included in the calculation of the net present value of future net revenues which has resulted in a negative value.

Future Net Revenue – Forecast Prices and Costs

The following table summarizes the total undiscounted future net revenue attributable to Paramount’s reserves evaluated at December 31, 2009.

	Reserves Category
($ millions)	Proved	Proved plus Probable
Canada
Revenue	987.8	1,663.3
Royalties (1)	145.5	255.1
Operating Costs	324.4	534.1
Development Costs	33.6	81.7
Well Abandonment Costs	35.0	37.9
Future Net Revenue Before Income Tax	449.3	754.6
Income Taxes	-	19.0
Future Net Revenue After Income Tax	449.3	735.6

United States
Revenue	240.1	325.0
Royalties (1)	49.6	67.1
Operating Costs	111.3	133.3
Development Costs	-	-
Well Abandonment Costs	2.6	2.8
Future Net Revenue Before Income Tax	76.6	121.8
Income Taxes	-	-
Future Net Revenue After Income Tax	76.6	121.8

Total Company
Revenue	1,227.9	1,988.4
Royalties (1)	195.0	322.2
Operating Costs	435.7	667.5
Development Costs	33.6	81.7
Well Abandonment Costs	37.6	40.6
Future Net Revenue Before Income Tax	525.9	876.4
Income Taxes	-	19.0
Future Net Revenue After Income Tax	525.9	857.4

(1)  Royalties includes crown royalties, freehold royalties, overriding royalties, mineral taxes and net profit interest payments.

Future Net Revenue by Production Group – Forecast Prices and Costs

The following table summarizes the net present value of future net revenue by production group and on a net unit value basis before income tax attributable to Paramount’s reserves evaluated at December 31, 2009, discounted at 10 percent.

Reserves Category	Production Group	Future Net Revenue Before Income Tax (discounted at 10%) ($ millions)	Unit Value Before Income Tax (discounted at 10%) ($/unit)
Proved	Natural Gas (including by-products but excluding solution gas from oil wells)	224.8	$3.15 / Mcf
	Light and Medium Crude Oil (including solution gas and other by-products)	140.7	$35.12 / Bbl
Total Proved		365.5

Proved plus Probable	Natural Gas (including by-products but excluding solution gas from oil wells)	352.8	$2.89 / Mcf
	Light and Medium Crude Oil (including solution gas and other by-products)	196.8	$36.06 / Bbl
Total Proved plus Probable		549.6

The following definitions and assumptions form the basis of classification for reserves presented in the McDaniel Report:

(a)

Reserves are classified according to the degree of certainty associated with the estimates:

i.

Proved Reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

ii.

Probable Reserves are those additional reserves that are less certain to be recovered than proved reserves.  It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

(b)

Each of the reserves categories (proved, probable) may be divided into developed and undeveloped categories:

i.

Developed Reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production.  The developed category may be subdivided into producing and non-producing.

ii.

Developed Producing Reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate.  These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

iii.

Developed Non-producing Reserves are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

iv.

Undeveloped Reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production.  They must fully meet the requirements of the reserves classification (proved, probable) to which they are assigned.

In multi-well pools it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator's assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.

(c)

Gross Reserves are defined as the Company’s working interest reserves before deduction of any royalties and without including royalty interests.

(d)

Net Reserves are defined as the Company’s working interest reserves after deduction of royalties and including royalty interests.

Summary of Pricing and Inflation Rate Assumptions

Summaries of the December 31, 2009 pricing and inflation rate assumptions used in the McDaniel Report in calculating the net present value of future net revenue attributable to Paramount’s reserves are as follows:

Forecast Prices and Costs		2010	2011	2012	2013	2014	2015	Thereafter
U.S. Henry Hub Gas	(US$/MMbtu)	6.05	6.90	7.30	7.70	8.15	8.50	+2% / year
Alberta Aggregator Plantgate	(Cdn$/MMbtu)	5.85	6.55	6.95	7.25	7.60	7.95	+2% / year
WTI Crude Oil	(US$/Bbl)	80.00	83.60	87.40	91.30	95.30	99.40	+2% / year
Edmonton Light Crude Oil	(Cdn$/Bbl)	83.20	87.00	91.00	95.00	99.20	103.50	+2% / year
Edmonton Cond. & Natural Gasolines	(Cdn$/Bbl)	85.20	89.00	93.10	97.10	101.40	105.70	+2% / year
Inflation Rate	(%/year)	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	+2% / year
Exchange Rate (1)	(US$/Cdn$)	0.95	0.95	0.95	0.95	0.95	0.95	0.95

(1)  Exchange rates used to generate the benchmark reference prices in this table.

Paramount’s 2009 weighted average realized prices before settlement of financial commodity contracts were $4.44/Mcf for natural gas, $61.25/Bbl for oil and $52.98/Bbl for NGLs.

Paramount’s realized natural gas price is based on prices received at the various markets in which it sells natural gas and is sold in a combination of daily and monthly contracts.  The Company’s natural gas sales portfolio primarily consists of sales priced at the Alberta spot market, Eastern Canadian markets, and California markets.

Paramount’s Canadian oil and NGLs sales portfolio primarily consist of sales priced relative to Edmonton Par, adjusted for transportation and quality differentials.  The Company’s United States oil and NGLs sales portfolio is sold at the lease with differentials negotiated relative to West Texas Intermediate crude oil prices.

Reserves Reconciliation

The following table sets forth the reconciliation of Paramount's gross reserves by principal product type for the year ended December 31, 2009.

	Natural Gas (Bcf)			Light & Medium Crude Oil (MBbl)			Natural Gas Liquids (MBbl)
	Proved	Probable	Total	Proved	Probable	Total	Proved	Probable	Total
Canada
January 1, 2009	95.2	67.9	163.1	2,446	1,332	3,777	1,038	523	1,561
Extensions and Improved Recoveries	11.2	7.4	18.6	39	14	53	422	196	617
Technical Revisions	2.7	(2.7)	-	438	(362)	76	(60)	(157)	(217)
Economic Factors	(0.3)	(8.3)	(8.7)	(27)	53	26	(1)	(6)	(6)
Production	(18.7)	-	(18.7)	(603)	-	(603)	(253)	-	(253)
December 31, 2009	90.0	64.2	154.2	2,293	1,037	3,330	1,146	556	1,702

United States
January 1, 2009	0.6	0.2	0.8	2,726	910	3,636	67	21	88
Extensions and Improved Recoveries	-	-	-	77	34	111	3	2	5
Technical Revisions	0.1	-	0.1	329	(132)	197	32	6	38
Economic Factors	-	-	-	24	(12)	12	-	-	-
Production	(0.2)	-	(0.2)	(428)	-	(428)	(23)	-	(23)
December 31, 2009	0.5	0.2	0.8	2,728	800	3,528	80	29	108

Total Company
January 1, 2009	95.8	68.1	163.9	5,172	2,241	7,413	1,106	543	1,649
Extensions and Improved Recoveries	11.2	7.4	18.6	116	48	164	425	198	623
Technical Revisions	2.7	(2.7)	-	767	(494)	273	(29)	(151)	(179)
Economic Factors	(0.3)	(8.3)	(8.7)	(3)	42	38	-	(6)	(6)
Production	(18.9)	-	(18.9)	(1,031)	-	(1,031)	(276)	-	(276)
December 31, 2009	90.5	64.5	155.0	5,020	1,837	6,857	1,225	585	1,810

Additional Information Relating to Reserves Data

Undeveloped Reserves

Proved

The following table summarizes the Company's gross proved undeveloped reserves for the three most recent financial years.

Product Type	2007	2008	2009
Natural Gas (Bcf)	14.7	3.9	3.7
Light and Medium Crude Oil (MBbl)	56	10	-
Natural Gas Liquids (MBbl)	50	-	-

Reserves are classified as proved undeveloped if they are expected to be recovered from new wells on previously undrilled acreage with untested reservoir characteristics, or they are reserves from existing wells that require major capital expenditures to bring them on production. Substantially all of the Company’s 2009 proved undeveloped reserves related to the Chain-Delia area in Southern, where the Company plans to develop reserves during 2010.

Probable

The following table summarizes the Company's gross probable undeveloped reserves for the three most recent financial years.

Product Type	2007	2008	2009
Natural Gas (Bcf)	21.9	21.7	17.2
Light and Medium Crude Oil (MBbl)	11	5	-
Natural Gas Liquids (MBbl)	-	-	-

Reserves are classified as probable undeveloped when analysis of drilling, geological, geophysical and engineering data does not demonstrate them to be proved under current technology and existing economic conditions; however, this analysis does suggest that there is a likelihood of their existence and future recovery.  Paramount’s development plan for its probable undeveloped reserves includes a 2.5 Bcf natural gas development at Chain-Delia during 2010.  Paramount currently does not have plans to develop the remaining 14.7 Bcf of natural gas at Peerless Lake, Karr and Liard West in the next two years due to the higher risk profile, well locations, and/or well economics relative to other projects.

Future Development Costs

The following table provides the undiscounted estimated future development costs deducted in the calculation of future net revenue.

	Future Development Costs (undiscounted, $ millions)
Reserve Category	2010E	2011E	2012E	2013E	2014E
Canada
Proved	12.8	11.1	5.9	-	0.1
Proved plus Probable	14.7	28.5	33.8	-	0.1
USA
Proved	-	-	-	-	-
Proved plus Probable	-	-	-	-	-

Paramount expects that funding for future development costs will come from the Company's working capital, cash flow, credit facilities, and, in some cases, equity or debt issues and the sale of non-core assets. Paramount does not anticipate that the costs of funding referred to above will materially affect the disclosed reserves and future net revenues of the Company or will make the development of any of the Company’s properties uneconomic.

Other Oil and Gas Information

Oil and Gas Properties and Wells

For a description of Paramount’s important properties, plants and facilities, see “NARRATIVE DESCRIPTION OF THE BUSINESS – PRINCIPAL PROPERTIES”.  As at December 31, 2009, Paramount had an interest in 1,592 gross (836 net) producing and non-producing(1) oil and natural gas wells as follows:

	Producing		Non-producing (1)
	Gross (2)	Net (3)	Gross (2)	Net (3)
Crude oil wells
Alberta	137	68.2	50	19.4
Northwest Territories	6	5.3	15	12.6
Montana	24	18.1	11	2.9
North Dakota	52	35.7	6	4.0
Other	-	-	1	0.8
Subtotal	219	127.3	83	39.7
Natural gas wells
Alberta	786	403.4	334	194.9
British Columbia	33	7.8	35	24.4
Saskatchewan	4	-	4	4.0
Northwest Territories	12	10.7	33	19.2
Montana	27	1.5	13	1.2
Other	-	-	9	2.1
Subtotal	862	423.4	428	245.8
Total	1,081	550.7	511	285.5

(1)  “Non-producing” wells are wells which Paramount considers capable of production but which, for a variety of reasons including but not limited to a lack of markets and lack of development, cannot be placed on production at the present time.

(2)  “Gross” wells means the number of wells in which Paramount has a working interest or royalty interest.

(3)  “Net” wells means Paramount’s gross wells multiplied by Paramount's percentage working interest therein.

Properties With and Without Attributed Reserves

The following table sets forth Paramount’s land position at December 31, 2009. The Company's holdings at December 31, 2009 totaled approximately 2,208,747 acres (1,455,260 net acres).

	Acreage Assigned Reserves		Undeveloped Land
	Gross (1)	Net (2)	Gross (1)	Net (2)
Alberta	495,016	247,385	1,116,326	765,632
British Columbia	38,818	15,709	239,749	206,072
Saskatchewan	1,926	-	13,106	11,187
Northwest Territories	33,804	27,146	136,412	77,806
North Dakota	11,879	10,212	74,286	73,980
Montana	6,988	3,999	40,437	16,132
Total	588,431	304,451	1,620,316	1,150,809

(1)  “Gross” acres means the total acreage in which Paramount has a working interest or a royalty interest.

(2)  “Net” acres means Paramount’s gross working interest acres multiplied by Paramount’s working interest therein.

As of December 31, 2009, Paramount had approximately 374,000 acres (237,000 net acres) of undeveloped land due to expire in 2010.  Of the total, approximately 350,000 acres (225,000 net acres) are in Canada, with the remainder in the United States.  In respect of such acreage, actual acreage that will expire may be less than these amounts to the extent Paramount is able to continue the leases through drilling or farm outs prior to its expiry.

Paramount’s land position includes approximately 175,000 acres (172,000 net acres) of oil sands leases that are prospective for production from bitumen trends, including Hoole oil sands leases. See “RESOURCES AND RELATED INFORMATION”.

Paramount also has considerable acreage which has potential for production from shale gas formations in the Horn River and Liard Basins.  No exploration wells have been drilled on this acreage as of the end of 2009.

Forward Contracts

The nature of Paramount's operations results in exposure to fluctuations in commodity prices, currency exchange rates and interest rates. Paramount monitors and, when appropriate, utilizes derivative financial instruments and/or physical forward delivery contracts to hedge its exposure to these risks.  Paramount’s derivative contracts and/or future commitments are disclosed in its audited consolidated financial statements as at and for the year ended December 31, 2009 which can be found under the Company’s profile on the SEDAR website at www.sedar.com.

Pipeline Transportation Commitments

As part of normal business operations, Paramount has entered into a number of short-term and long-term pipeline transportation commitments.  At December 31, 2009, Paramount had long-term natural gas transportation commitments to deliver 19,592 MMBtu/d until 2023 to the Malin delivery point in California.  The tariff rate for this commitment is adjusted annually and was US$0.40/MMBtu as of December 31, 2009.  This long-term transportation commitment exceeds Paramount’s expected future natural gas production of its proved reserves, based on the December 31, 2009 McDaniel Report, by up to 18,000 MMbtu/d by 2023.  Paramount expects to fulfill its pipeline commitments through its ongoing exploration and development activities; however, the Company could experience a financial loss and operations could be adversely affected if Paramount is unable to fulfill its long-term natural gas transportation commitments.  Additional disclosure related to such transportation commitments can be found in the Company’s audited consolidated financial statements as at and for the year ended December 31, 2009, which can be found under the Company’s profile on the SEDAR website at www.sedar.com.

Abandonment and Reclamation Costs

Abandonment and reclamation costs for Paramount’s wells, facilities, pipelines, and associated surface leases and roads are estimated by Paramount taking into consideration the costs associated with remediation, decommissioning, abandonment and reclamation, as well as the salvage values of existing equipment.  These costs are adjusted to reflect working interests held, and are time discounted in accordance with the requirements of NI 51-101. Costs and salvage values are calculated individually for particular assets and aggregated to determine the total liability. In estimating these costs and salvage values, reference is made to historical costs and values, internal estimates, third party environmental reports, and publications including the Energy Resources Conservation Board (Alberta) Directives 006 and 011, as well as the Material Price Catalogue (published annually by the Petroleum Accountants Society of Canada). If these third party estimates are believed to be low, higher internally generated estimates are used, based on previous Company experience.

As at December 31, 2009, the Company had approximately 1,138 net wells, including service wells, for which abandonment and reclamation costs are expected to be incurred.

The Company's estimates of abandonment and reclamation costs, net of estimated salvage value, for surface leases, wells, facilities, pipelines, and roads undiscounted and discounted at 10 percent, are $185.5 million and $71.8 million, respectively. The future net revenue disclosed in this annual information form does not contain an allowance for abandonment and reclamation costs for surface leases, facilities and pipelines. The McDaniel Report deducted $40.6 million (undiscounted) and $16.5 million (10 percent discount) for downhole abandonment costs for wells only.

It is not expected that any material amounts with respect to abandonment and reclamation costs will be incurred in the next three years.

Tax Horizon

Based on the current tax regime, and the Company's available tax pools and anticipated level of operations, Paramount does not expect to be cash taxable in the near future.

Costs Incurred

The following table summarizes the costs incurred by Paramount for property acquisitions and exploration and development costs, net of drilling incentives available to Paramount.

Cost Type (1)
($ millions)	2009	Q4	Q3	Q2	Q1
Acquisitions (corporate and property)
Proved properties	-	-	-	-	-
Unproved properties	13.7	0.9	10.1	1.5	1.2
Exploration	56.8	17.0	9.3	2.4	28.1
Development (including facilities)	36.7	4.5	1.8	3.1	27.3
Development (oil sands)	2.2	0.1	-	0.2	1.9
Total (2)	109.4	22.5	21.2	7.2	58.5

(1)  Excludes corporate asset capital expenditures (e.g. computer hardware, furniture and fixtures, etc.), and drilling rig capital expenditures.

(2)  Of the annual cost incurred, $6.0 million was spent in the Company’s United States operations ($1.0 million on unproved properties, $0.3 million on exploration, and $4.7 million on development (including facilities)).

Exploration and Development Activities

The following table summarizes the results of Paramount's drilling activity for the year ended December 31, 2009.  The working interest in certain of these wells may change after payout.

	Gross (1)	Net (2)
Development Wells (3)
Gas	18	9.8
Oil	1	0.2
Service	1	0.2
Subtotal	20	10.2
Exploratory Wells (4)
Gas	4	3.0
Oil	1	1.0
Subtotal	5	4.0
Oil Sands Evaluation Wells	7	7.0
Total Wells	32	21.2

(1)  “Gross” wells means the number of wells in which Paramount has a working interest or a royalty interest.

(2)  “Net” wells means the aggregate number of wells obtained by multiplying each gross well by Paramount's percentage working interest therein.

(3)  “Development Well” is a well drilled within or in close proximity to a discovered pool of petroleum or natural gas.

(4)  “Exploratory Well” is a well drilled either in search of a new and as yet undiscovered pool of petroleum or natural gas or with the expectation of significantly extending the limit of a pool that is partly discovered.

Paramount's 2010 exploration and development budget is $130 million, excluding land purchases. The 2010 budget will focus on drilling and facility construction at Karr-Gold Creek in the Grande Prairie COU and Deep Basin opportunities in the Kaybob COU.  In addition to the exploration and development budget, the Company has planned a $10 million oil sands drilling and evaluation program in the Hoole area. The Company has flexibility within its current capital plan to increase or decrease spending, depending upon future economic conditions, among other factors.

Production Estimates

The following table summarizes the total estimated gross production for 2010 based on the McDaniel Report.

	Estimated Production (Gross)
	Proved	Probable
Canada
Natural Gas (MMcf)	16,861	1,390
Light and Medium Crude Oil (MBbl)	579	70
Natural Gas Liquids (MBbl)	289	36
Total Canada (MBoe)	3,678	338
USA
Natural Gas (MMcf)	109	8
Light and Medium Crude Oil (MBbl)	354	15
Natural Gas Liquids (MBbl)	15	1
Total USA (MBoe)	387	17
Total Production (MBoe)	4,065	355

Production History

The following table summarizes daily sales volume results for Paramount before the deduction of royalties on a quarterly and annual basis for 2009 (1).

	2009	Q4	Q3	Q2	Q1
SALES - Canada
Natural Gas (MMcf/d)	51.3	46.5	49.5	58.7	50.7
Light and Medium Crude Oil (Bbl/d)	1,651	1,822	2,034	1,320	1,421
Natural Gas Liquids (Bbl/d)	694	646	506	974	649
SALES - United States
Natural Gas (MMcf/d)	0.5	0.5	0.4	0.4	0.4
Light and Medium Crude Oil (Bbl/d)	1,173	1,144	1,136	1,143	1,272
Natural Gas Liquids (Bbl/d)	62	61	57	75	56
SALES - Total
Natural Gas (MMcf/d)	51.8	47.0	49.9	59.1	51.1
Light and Medium Crude Oil (Bbl/d)	2,824	2,966	3,170	2,463	2,693
Natural Gas Liquids (Bbl/d)	756	707	563	1,049	705

(1)  As required by NI 51-101, natural gas production volumes are measured in marketable quantities, with adjustments for heat content and transportation reflected in the reported natural gas price.

The following table summarizes Paramount’s average netbacks, by product, on a quarterly and annual basis for 2009.

	Netback – 2009 (1)
	2009	Q4	Q3	Q2	Q1

Natural gas (including by-products) ($/Mcfe)
Revenue (2)	4.76	5.33	3.54	4.42	5.87
Royalties	(0.37)	(0.57)	0.13	(0.23)	(0.87)
Operating expense (3)	(1.92)	(1.77)	(1.57)	(1.32)	(3.19)
Transportation	(0.65)	(0.71)	(0.65)	(0.54)	(0.72)
Netback	1.82	2.28	1.45	2.33	1.09
Settlements of financial commodity contracts	0.68	0.40	-	-	2.43
Netback including settlements of financial commodity contracts	2.50	2.68	1.45	2.33	3.52

Conventional oil (including by-products) ($/Boe)
Revenue	60.35	70.69	63.15	60.16	45.10
Royalties	(12.04)	(16.66)	(15.53)	(10.44)	(4.60)
Operating expense (3)	(16.51)	(14.85)	(12.82)	(14.63)	(23.04)
Production tax	(0.59)	(0.81)	(0.40)	(0.31)	(0.83)
Transportation	(0.60)	(0.36)	(0.58)	(0.76)	(0.83)
Netback	30.61	38.01	33.82	34.02	15.80

(1)  United States operations included in the table were:

($/Boe)	2009	Q4	Q3	Q2	Q1
Revenue	54.84	67.93	57.10	54.84	40.47
Royalties	(9.41)	(14.16)	(9.82)	(7.93)	(5.95)
Operating expense	(12.42)	(13.92)	(13.98)	(7.77)	(13.93)
Production tax	(4.77)	(4.88)	(4.94)	(4.94)	(4.36)
Netback	28.24	34.97	28.36	34.20	16.23

(2)

As required by NI 51-101, natural gas production volumes are measured in marketable quantities, with adjustments for heat content and transportation reflected in the reported natural gas price.

(3)

Operating costs include all costs related to the operation of wells, facilities and gathering systems. Processing revenue has been deducted from these costs.

The following table summarizes sales volumes by Corporate Operating Unit for the year ended December 31, 2009.

	Natural Gas (MMcf)	Light and Medium Crude Oil (MBbl)	Natural Gas Liquids (MBbl)
Kaybob	6,887	11	161
Grande Prairie	2,725	274	77
Northern	5,384	189	11
Southern	3,893	558	27
Other	4	-	-
Total	18,893	1,032	276

RESOURCES AND RELATED INFORMATION

General

The Company has extensive non-producing oil sands leases that are prospective for in situ bitumen recovery projects.

In 2008, Paramount retained McDaniel to evaluate and prepare reports on Paramount’s oil sands resources in the Hoole area of Alberta (the “Hoole Oil Sands” or “Hoole” - see below).  During 2009, Paramount drilled seven (7.0 net) evaluation wells at Hoole to further delineate the reservoir and bitumen resources.  Paramount has not engaged McDaniel to evaluate the results of the seven wells drilled in 2009, nor to update its previously prepared reports.

The Company currently plans to spend approximately $10 million to drill additional oil sands evaluation wells, to further delineate the reservoir and bitumen resources in the Grand Rapids formation at Hoole, and to gather field data, undertake internal environment and engineering studies, and prepare regulatory applications for the development of Hoole.

In addition to the Hoole area, Paramount owns another 224 sections (144,360 acres) of oil sands leases within the Athabasca Oil Sands region, the majority of which are prospective for bitumen from the Grosmont formation in the Carbonate Bitumen Trend.  These leases have not been independently evaluated.

There is no certainty that it will be commercially viable to produce any portion of bitumen from Paramount’s oil sands leases nor is there any guarantee that any bitumen will be recovered.  See “RISK FACTORS”.

2008 Hoole Oil Sands Resources and Related Information

In 2008, Paramount retained McDaniel to evaluate and prepare reports on its 100 percent owned in-situ oil sands resources within the Grand Rapids formation, covering approximately 48 continuous sections (30,680 acres) situated in the Hoole area in the western part of the Athabasca Oil Sands region of Alberta.  At the time of the evaluation, Paramount had drilled seven oil sands evaluation wells at Hoole over the previous years to evaluate the Wabiskaw and Grand Rapids formations.  In connection with the evaluation, over 190 wells (including the seven wells drilled by Paramount), located both on Paramount’s acreage and on third party oil sands acreage in proximity to the Hoole Oil Sands properties, were examined by McDaniel to evaluate the reservoir formation and potential bitumen recovery.  The McDaniel evaluation was prepared with an effective date of August 1, 2008, in accordance with the standards contained in the COGE Handbook and the resource definitions contained in NI 51-101, and was based on McDaniel’s forecast prices and costs as of July 1, 2008.

At December 31, 2008, Paramount retained McDaniel to prepare a sensitivity analysis of the present net worth values of the Hoole Oil Sands using its August 1, 2008 estimated resource volumes and January 1, 2009 forecast prices.  The following tables set forth McDaniel’s August 1, 2008 estimated resource volumes and initial and fully developed production for the Hoole Oil Sands, and its estimated present worth values of the Hoole Oil Sands resources using January 1, 2009 forecast prices.  Columns and rows may not add in the following tables due to rounding.

All evaluations of and sensitivity analysis related to future net revenue are stated prior to any provision for interest costs or general and administrative costs and after the deduction of estimated future capital expenditures.  It should not be assumed that the estimated future net revenues shown below are representative of the fair market value of Paramount’s Hoole Oil Sands. There is no assurance that such price and cost assumptions will be attained and variances could be material.  The bitumen recovery and resource estimates provided herein are estimates only and such estimates are as at August 1, 2008 and may not reflect current estimates.  There is no certainty that it will be commercially viable to produce any portion of the resources and there is no guarantee that the estimated resources or any resources will be recovered.  Actual resources may be greater than or less than the estimates provided herein.

2008 Resources Information- Hoole Oil Sands

The following table summarizes Paramount’s Hoole Oil Sands resources evaluated by McDaniel with an effective date of August 1, 2008, based on McDaniel’s forecast prices and costs as of July 1, 2008, and the estimated initial and fully developed production from the Hoole Oil Sands.

Category / Level of Certainty(4)	Contingent Resources(1)(2) (MBbl)	Initial Production(3) (Bbl/d)	Fully Developed Production(3) (Bbl/d)
High Estimate	645,033	30,000	70,500
Best Estimate	458,229	20,000	50,000
Low Estimate	294,449	15,000	32,250

(1)

Represents the Company’s share of recoverable volumes before deduction of royalties.

(2)

Contingent resources are those quantities of bitumen estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but are classified as a resource rather than a reserve due to one or more contingencies, such as the absence of regulatory approvals, detailed design estimates or near term development plans. Contingent bitumen resources were determined based on exploitation using a conventional Steam-Assisted Gravity Drainage development scenario.

(3)

These estimates assume that initial production will commence in 2012 and fully developed production will be reached in 2013.

(4)

It should be noted that there may be significant risk that Contingent Resources will not achieve commercial production, however a range of potentially recoverable quantities is presented independent of such risk.  A low estimate indicates a conservative estimate.  It is likely that the actual remaining quantities recovered will exceed the low estimate.  A best estimate indicates a most likely estimate.  It is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate.  A high estimate indicates an optimistic estimate.  It is unlikely that the actual remaining quantities recovered will exceed the high estimate.

2008 Net Present Value of Future Net Revenue – Forecast Prices and Costs – Hoole Oil Sands

The following sensitivity table summarizes the net present values of future net revenue attributable to Paramount’s Hoole Oil Sands resources evaluated by McDaniel effective August 1, 2008 and updated for McDaniel’s January 1, 2009 forecast prices.  The net present values are reported before income tax and have been discounted using rates of 0 percent, 5 percent, 10 percent, 15 percent and 20 percent as well as on a net unit value basis at a discount rate of 10 percent before income taxes.  Future Net Revenue does not represent fair market value.

Category / Level of Certainty (2)

High Estimate

	2008 Net Present Value of Future Net Revenue(1) ($millions)					NPV(1) Discounted at 10% ($/Bbl)
	Before Income Tax (discounted at)
	0%	5%	10%	15%	20%
	13,966	5,580	2,434	1,089	451	3.77
Best Estimate	8,710	3,383	1,378	528	133	3.01
Low Estimate	4,631	1,677	581	127	(75)	1.97

(1)

All net present values are calculated assuming exploitation using a Steam-Assisted Gravity Drainage development scenario and natural gas as a fuel for steam generation.

(2)

It should be noted that there may be significant risk that Contingent Resources will not achieve commercial production, however a range of net present values of future net revenue is presented independent of such risk. A low estimate indicates a conservative estimate. It is likely that the actual remaining quantities recovered will exceed the low estimate. A best estimate indicates a most likely estimate. It is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate. A high estimate indicates an optimistic estimate. It is unlikely that the actual remaining quantities recovered will exceed the high estimate.

2008 Future Net Revenue – Forecast Prices and Costs - Hoole Oil Sands

The following sensitivity table summarizes the total undiscounted future net revenue attributed to Paramount’s Hoole Oil Sands resources evaluated by McDaniel effective August 1, 2008 and updated for McDaniel’s January 1, 2009 forecast prices.

($ millions)	Low Estimate (1)	Best Estimate (1)	High Estimate (1)
Future Revenue	21,431	33,392	47,262
Royalties	3,296	5,992	9,412
Operating Costs	8,223	11,192	13,857
Development Costs	5,200	7,374	9,841
Well Abandonment Costs	80	125	186
Future Net Revenue Before Income Tax	4,631	8,710	13,966

(1)

It should be noted that there may be significant risk that Contingent Resources will not achieve commercial production, however a range of future net revenue is presented independent of such risk. A low estimate indicates a conservative estimate. It is likely that the actual remaining quantities recovered will exceed the low estimate. A best estimate indicates a most likely estimate. It is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate. A high estimate indicates an optimistic estimate.  It is unlikely that the actual remaining quantities recovered will exceed the high estimate.

2008 Summary of Pricing and Inflation Rate Assumptions- Hoole Oil Sands

Summaries of the January 1, 2009 pricing and inflation rate assumptions used by McDaniel in calculating the net present value of future net revenue attributable to Paramount’s Hoole Oil Sands resources are as follows:

Forecast Prices and Costs		2009	2010	2011	2012	2013	Thereafter
Natural Gas at Fieldgate	(Cdn$/MMbtu)	7.15	7.75	8.19	8.54	8.78	2%/year
Edmonton Cond. & Natural Gasolines	(Cdn$/Bbl)	71.60	85.00	93.50	96.00	98.50	2%/year
Netback Bitumen at Fieldgate	(Cdn$/Bbl)	41.35	49.53	54.40	55.93	57.40	2%/year
Inflation Rate	(%/year)	2%	2%	2%	2%	2%	2%/year
Exchange Rate (1)	(US$/Cdn$)	0.85	0.85	0.90	0.95	1.00	1.00

(1)   Exchange rates used to generate the benchmark reference prices in this table.

GENERAL

Competitive Conditions

Competitive conditions affecting Paramount are described under the “RISK FACTORS” section of this annual information form.

Employees

At December 31, 2009, Paramount had 148 full-time head office employees and 56 full-time employees at field locations. The Company also engages a number of contractors and service providers. Paramount’s compensation of full-time employees includes a combination of salary, cash and/or stock bonuses, benefits and participation in either a stock-based compensation plan or a Company-assisted share purchase savings plan. Amounts contributed by Paramount under its stock bonus and share purchase plans are utilized to make open market purchases of the Company’s shares and held by an independent trustee until the completion of the vesting period.

Environmental Protection

The oil and natural gas industry is governed by environmental requirements under Canadian federal, provincial and municipal, and United States federal, state and county laws, which, among other things, restrict and/or prohibit the release of emissions or pollutants and regulate the storage, handling, transportation and disposal of various substances produced or utilized in association with oil and gas industry operations.

Paramount is required under Canadian federal legislation to report its emissions of greenhouse gases and certain other substances under the National Pollutant Release Inventory.  In the future, Paramount may have compliance obligations under federal and/or provincial greenhouse gas emissions reduction legislation.  In Alberta, the Climate Change Emissions Management Act and associated Specified Gas Emitters Regulation currently impose emission reduction obligations on industrial sources emitting more than 100,000 tonnes/year of greenhouse gases (on a carbon dioxide equivalent basis).  None of Paramount’s facilities have emissions in excess of this threshold.  Paramount’s largest facility, at Bistcho Lake, currently emits approximately 46,000 tonnes/year of carbon dioxide.

The tenet of Paramount’s environmental policy is to protect the environment, maintain public health and safety, and comply with all applicable environmental laws, regulations and standards. Paramount will do all that it reasonably can to ensure that sound environmental, health and safety practices are followed in all of its operations and activities.

Paramount’s environmental, health and safety programs are guided by a committee of the board of directors, comprised of three non-management directors of the Company.  These programs apply to employees of Paramount.  The Company monitors all activities and makes reasonable efforts to ensure that companies who provide services to Paramount will operate in a manner consistent with its environmental policy (see “RISK FACTORS”).

See “OTHER OIL AND GAS INFORMATION – ABANDONMENT AND RECLAMATION COSTS” for the Company's estimates of its abandonment and reclamation costs.

DIRECTORS AND OFFICERS

The following information is provided for each director and executive officer of Paramount as at the date of this annual information form:

Directors

Name and Municipality of Residence	Director Since	Principal Occupation for Past Five Years
Clayton H. Riddell(1)(6) Calgary, Alberta, Canada	1978	Chairman of the Board and Chief Executive Officer of Paramount
James H.T. Riddell(2)(6) Calgary, Alberta, Canada	2000	President and Chief Operating Officer of Paramount
John C. Gorman(3)(4) Calgary, Alberta, Canada	2002	Retired
Dirk Jungé, CFA(4) Bryn Athyn, Pennsylvania, United States	2000	Chairman & Chief Executive Officer, Pitcairn Trust Company (a private trust company)
David M. Knott Syosset, New York, United States	1998	Managing General Partner, Knott Partners, L.P. (an investment firm)
Wallace B. MacInnes, Q.C.(1)(3)(4)(5)(7) Calgary, Alberta, Canada	1978	Retired
Violet S.A. Riddell Calgary, Alberta, Canada	1978	Business Executive
Susan L. Riddell Rose Calgary, Alberta, Canada	2000	President and Chief Executive Officer of Paramount Energy Operating Corp., a wholly-owned subsidiary of Paramount Energy Trust (a public energy trust)
John B. Roy(1)(3)(4)(5) Calgary, Alberta, Canada	1981	Independent Businessman
Alistair S. Thomson(3)(4) Sidney, British Columbia, Canada	1992	Retired. Previously, President, Touche Thomson & Yeoman Investment Consultants Ltd. (a private investment firm)
Bernhard M. Wylie(5) Calgary, Alberta, Canada	1978	Business Executive

Notes:

(1)

Member of the Compensation Committee.

(2)

Mr. J. H. T. Riddell was a director of Jurassic Oil and Gas Ltd. (“Jurassic”), a private oil and gas company, within one year of such company becoming bankrupt. Jurassic's bankruptcy was subsequently annulled.

(3)

Member of the Audit Committee.

(4)

Member of the Corporate Governance Committee.

(5)

Member of the Environmental, Health and Safety Committee.

(6)

Messrs C. H. Riddell and J. H. T. Riddell hold executive offices with Trilogy and with MGM Energy. Substantial time is devoted to their offices in Trilogy and MGM Energy, however, they are not paid a salary by Trilogy or MGM Energy therefore such offices are not considered their principal occupation.

(7)

In September 2009, Mr. MacInnes indicated his intention to retire from Paramount’s Board of Directors.  The Company has commenced the process of identifying candidates to replace Mr. MacInnes.

Executive Officers

Name and Municipality of Residence	Office	Principal Occupation for Past Five Years
Clayton H. Riddell(1) Calgary, Alberta, Canada	Chief Executive Officer	Chairman of the Board and Chief Executive Officer of Paramount
James H.T. Riddell(1) Calgary, Alberta, Canada	President and Chief Operating Officer	President and Chief Operating Officer of Paramount
Bernard K. Lee Calgary, Alberta, Canada	Chief Financial Officer	Chief Financial Officer of Paramount
E. Mitchell Shier Calgary, Alberta, Canada	General Counsel and Corporate Secretary, Manager, Land

General Counsel and Corporate Secretary, Manager, Land of Paramount since January 2009.  From 2002 until January 2009, Mr. Shier practiced oil and gas and commercial law as a partner with Heenan Blaikie LLP (a national law firm) and remains counsel to that firm

Note:

(1)

Messrs C. H. Riddell and J. H. T. Riddell hold executive offices with Trilogy and with MGM Energy. Substantial time is devoted to their offices in Trilogy and MGM Energy, however, they are not paid a salary by Trilogy or MGM Energy therefore such offices are not considered their principal occupation.

As at December 31, 2009, the directors and executive officers of the Company as a group beneficially owned or controlled, directly or indirectly, 39,368,740 Common Shares, representing approximately 55 percent of the 72,235,724 Common Shares outstanding at such date.  This calculation excludes 1,352,000 Common Shares held by the Riddell Family Charitable Foundation.

Certain directors and officers of Paramount are also directors and/or officers and/or significant shareholders of other companies or entities engaged in the oil and gas business generally and which, in certain cases, own interests in oil and gas properties in which Paramount holds, or may in the future, hold an interest. As a result, situations may arise where such individuals have a conflict of interest. Such conflicts of interest will be resolved in accordance with Paramount's governing corporate statute, the Business Corporations Act (Alberta), and Paramount's internal policies respecting conflicts of interest. The Business Corporations Act (Alberta) requires that a director or officer of a corporation who is party to a material contract or proposed material contract with the corporation, or is a director or an officer of or has a material interest in any person who is a party to a material contract or proposed material contract with the corporation, disclose in writing to the corporation or request to have entered into the minutes of meetings of directors the nature and extent of the director's or officer's interest; and, if a director, that he or she not vote on any resolution to approve the contract, except in certain circumstances. The Business Corporations Act (Alberta) also requires that a corporation's directors and officers act honestly and in good faith with a view to the best interest of the corporation. Paramount's internal policies respecting conflicts of interest require that directors and officers of Paramount avoid putting themselves in a conflict of interest position and, if such a position arises, that disclosure of such position be made so that Paramount can approve or disapprove such position, with disapproved conflict of interest positions requiring immediate cessation by the director or officer.

From 1992 to 2008, Paramount was the general partner of T.T.Y. Paramount Partnership No. 5 (“TTY”), a limited partnership which was an unlisted reporting issuer in certain provinces of Canada. TTY was established in 1980 to conduct oil and gas exploration and development activities, but had not carried on operations since 1984 and had only nominal assets. A cease trade order against TTY was issued by the Quebec Securities Commission in 1999 for failing to file its June 30, 1998 financial statements in Quebec. The cease trade order was revoked on April 9, 2008.  TTY was dissolved on July 21, 2008.

AUDIT COMMITTEE INFORMATION

The full text of the audit committee's charter is included in APPENDIX D of this annual information form.

Composition of the Audit Committee

The audit committee consists of four members, all of whom are independent and financially literate. The relevant education and experience of each audit committee member is outlined below:

J. C. Gorman

Mr. Gorman has been a director of the Company since 2002.  Prior to his retirement in 2000, he was the President and CEO of an energy trading, marketing and financial services company from 1996 to 2000 and a corporate banker with the Bank of Montreal (a Canadian chartered bank) from 1972 to 1996, retiring as Senior Vice President, Natural Resources Group. Mr. Gorman obtained a Bachelor of Arts degree from the University of Ottawa and a Master of Business Administration degree from the University of Western Ontario.

W. B. MacInnes

Mr. MacInnes has been a director of the Company since 1978. From 2001 to 2004 he was counsel to Gowling Lafleur Henderson LLP (a national law firm).  Prior thereto he was a partner with, and counsel to, Ballem MacInnes LLP (a Calgary law firm). Mr. MacInnes graduated from the University of Manitoba with a Bachelor of Laws (Honours) degree and is a member of the Canadian Bar Association.

J. B. Roy

Mr. Roy has been a director of the Company since 1981. He is an independent businessman. Prior to December 1, 2003, he served as the Vice-President and Director, Investment Banking of Jennings Capital Inc. (a private investment banking firm). From 1970 to 1996, he held various positions at Greenshields Incorporated and its successor, Richardson Greenshields of Canada Ltd. (a private investment banking firm). Mr. Roy graduated from Queen's University with a Bachelor of Science degree in Mechanical Engineering and received a Diploma in Management from McGill University.  He is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta.

A. S. Thomson

Mr. Thomson has been a director of the Company since 1992. He is a retired businessman. Prior to his retirement, Mr. Thomsom was the President of Touche Thomson & Yeoman Investment Consultants Ltd. (a private investment firm), which primarily advised clients on investments in the Canadian oil and gas industry, a position he held since 1975. Mr. Thomson graduated from the University of St. Andrews, Scotland, with a Master of Arts (Honours) degree in Political Economy and Geography. He is a past President of both the Alberta Society of Financial Analysts and the Economics Society of Alberta.

Pre-Approval Policies and Procedures

The Company's audit committee has adopted a policy with respect to the pre-approval of audit and permitted non-audit services to be provided by its independent auditor (the “Policy”).  The audit committee has identified certain services that have been granted pre-approval and which the independent auditors may provide.  The Policy also establishes procedures by which non-prohibited audit and non-audit services proposed to be performed by the Company’s independent auditors may be pre-approved.

The audit committee has delegated authority to the Chairman of the audit committee to pre-approve the provision of non-prohibited audit and non-audit services by the independent auditor that have not otherwise been pre-approved by the full audit committee, including the fees and terms of the proposed services (“Delegated Authority”). All pre-approvals granted pursuant to Delegated Authority must be presented by the Chairman of the audit committee to the full audit committee at its next meeting.

All fees payable in connection with services provided by the independent auditor must be pre-approved by either the audit committee or pursuant to Delegated Authority.

External Auditor Service Fees

The following table provides information about the fees billed to the Company for professional services rendered by Ernst & Young LLP in respect of the financial years ended December 31, 2009 and December 31, 2008:

($ thousands)	2009	2008
Audit Fees (1)	393	394
Audit-Related Fees (2)	92	192
All Other Fees (3)	5	17
Tax Fees	-	-
Total	490	603

(1)

Represents the aggregate fees of the Company’s auditors for audit services in respect of the financial year.

(2)

Represents the aggregate fees billed for assurance and related services by the Company’s auditors that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not included under “Audit Fees” and are primarily composed of services related to the Company’s share issuance (see “GENERAL DEVELOPMENT OF THE BUSINESS – 2009”), adoption of International Financial Reporting Standards, and adoption of new accounting standards under United States GAAP.

(3)

Represents the aggregate fees billed for products and services provided by the Company’s auditors other than those services reported under “Audit Fees”, “Audit Related Fees” and “Tax Fees”.

DESCRIPTION OF SHARE CAPITAL

The Company’s authorized share capital as of the date hereof consists of an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in series. As of December 31, 2009, 72,235,724 Common Shares were issued and outstanding and no preferred shares were issued and outstanding.

Common Shares

The holders of the Common Shares are entitled to receive dividends if, as and when declared by the board of directors of the Company. The holders of the Common Shares are entitled to receive notice of and to attend all meetings of the shareholders of the Company.  Holders of the Common Shares are entitled to one (1) vote in respect of each Common Share held at all meetings of the shareholders of the Company (except meetings at which only holders of another specified class or series of shares of the Company are entitled to vote separately as a class or series at such meeting) provided that if the Company fails to pay the full amount of any dividend declared by the board of directors of the Company on the Common Shares on the date specified for payment of such dividend, then, for so long as any dividends remain in arrears on the Common Shares, the holders of the Common Shares shall be entitled to two (2) votes in respect of each Common Share held at all meetings of the shareholders of the Company. In the event of liquidation, dissolution or winding up of the Company or other distributions of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of the Common Shares will be entitled, subject to preferences accorded to holders of any class or series of preferred shares, to participate ratably in any distribution of the assets of the Company.

Preferred Shares, Issuable in Series

Preferred shares are non-voting and may be issued in one or more series. The board of directors may determine the designation, rights, privileges, restrictions and conditions attached to each series of preferred shares before the issue of such series.  As of December 31, 2009, no preferred shares were issued and outstanding.

CREDIT RATINGS

The following table outlines the ratings of the Company and its debt securities as of December 31, 2009.

	Standard & Poor’s Ratings Services (“S&P”)	Moody’s Investors Service (“Moody’s”)
Long-Term/Issuer Rating	B	Caa1
2013 Notes	B	Caa1
Outlook	Stable	Stable

A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating organization.

S&P's long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. A rating of ‘B’ by S&P is the sixth highest of ten categories. An obligor rated 'B' is more vulnerable to nonpayment than the obligors rated 'BB', but the obligor currently has the capacity to meet its financial commitments. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitments. The addition of a plus (+) or minus (-) designation after a rating indicates the relative standing within a particular rating category.

Moody's long-term credit ratings are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. A rating of ‘Caa’ by Moody’s is the seventh highest of nine categories and is assigned to debt securities which are judged to be of poor standing and are subject to very high credit risk.  The addition of a 1, 2 or 3 modifier after a rating indicates the relative standing within a particular rating category.  The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

MARKET FOR SECURITIES

The Common Shares of Paramount are listed on the TSX under the trading symbol “POU”. The following table outlines the share price trading range and volume of shares traded by month in 2009.

	Price Range ($ per share)
2009	High	Low	Trading Volume
January	8.99	6.79	2,128,030
February	7.39	5.94	1,159,000
March	6.99	4.79	4,645,625
April	6.63	5.67	1,226,011
May	7.86	5.70	2,070,166
June	7.40	5.74	1,897,170
July	7.62	5.73	1,735,653
August	10.31	7.11	1,339,023
September	14.78	9.64	2,410,900
October	16.09	12.50	2,103,500
November	13.54	11.38	2,805,200
December	14.85	12.53	2,906,500

DIVIDENDS

Paramount has not paid a cash dividend in the last three fiscal years. Future payments will be dependent upon the financial requirements of the Company to reinvest earnings, the financial condition of the Company and other factors which the board of directors of the Company may consider appropriate.

LEGAL PROCEEDINGS

The Company is involved in various claims and litigation arising in the normal course of business. While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in Paramount's favour, the Company does not currently believe that the outcome of any pending or threatened proceedings related to these matters, or the amounts which the Company may be required to pay by reason thereof, would have a material adverse impact on its financial position, results of operations or liquidity.

RISK FACTORS

Set forth below are the most significant risk factors related to Paramount which you should carefully consider. If any event arising from these risk factors occurs, the Company’s business, prospects, financial condition, results of operation or cash flows could be materially adversely affected.

Volatility of oil and natural gas prices.

Fluctuations in the prices of oil and natural gas will affect Paramount’s operational results and financial condition.

Oil and natural gas prices have fluctuated widely during recent years and are likely to continue to be volatile in the future. Oil and natural gas prices may fluctuate in response to a variety of factors beyond Paramount's control, including, but not limited to, worldwide and regional supply and demand factors, weather, and general economic and market conditions.

Paramount's operations are highly focused on natural gas. Any material decline in natural gas prices could result in a significant reduction of Paramount's production revenue and overall value. Any material decline in oil prices could also result in a reduction of Paramount's production revenue and overall value.

The economics of producing from some oil and natural gas wells could change as a result of lower prices. As a result, Paramount could elect not to produce from certain wells. Any material decline in oil and/or natural gas prices could also result in a reduction in Paramount's oil and natural gas acquisition and development activities.

Any substantial and extended weakness in the price of oil or natural gas would have an adverse effect, possibly significant, on Paramount's operating results and Paramount's borrowing capacity because borrowings under Paramount's senior credit facility are limited to a borrowing base amount that is established periodically by the lenders. This borrowing base amount is based on the lenders' estimate of the present value of the future net revenue of Paramount's oil and natural gas properties.

Development and/or acquisition of oil and natural gas properties.

Paramount's future success depends upon its ability to develop and/or acquire additional oil and natural gas reserves that are economically recoverable.  If Paramount is unable to increase its reserves, the Company’s business will be adversely affected because it will eventually deplete its reserves.

The cost of drilling, completing and operating wells is often uncertain.  The Company may experience unexpected cost increases, overruns, delays or cancellations of projects in their entirety as a result of numerous factors, many of which are beyond its control, including, but not limited to, weather conditions, required compliance with governmental laws and regulations, the ability to obtain stakeholder support and approvals, and shortages or delays in the delivery of equipment and services.  There is the risk that no commercially productive reservoirs will be encountered, that Paramount will not recover all or any portion of its investment, and that Paramount's reserves, revenues and cash flow will decline. Paramount cannot assure you that it will be able to find and develop additional reserves at an acceptable cost or at all.

The successful acquisition and development of oil and natural gas properties requires an assessment of recoverable reserves, future oil and natural gas prices and operating and capital costs, potential environmental and other liabilities, and productivity of new wells drilled. These assessments are inexact and, if Paramount makes them inaccurately, it might not recover the purchase price of a property from the sale of production from the property or might not recognize an acceptable return from properties it acquires.

Dependence on certain senior officers.

Paramount is highly dependent on its Chief Executive Officer and its President and Chief Operating Officer. The loss of either of these officers could impede the achievement of Paramount's objectives and could adversely affect Paramount's business and results of operations.

Reserve and resource estimates.

Estimates of oil and natural gas reserves and resources involve a great deal of uncertainty because they depend in large part upon the reliability of available geologic and engineering data, which is inherently imprecise. Geologic and engineering data are used to determine the probability of the existence and recoverability of reserves and resources.  Probabilities are not certainties and actual recoveries of reserves usually differ from estimates.

Estimates of oil and natural gas reserves and resources also require numerous assumptions relating to operating conditions and economic factors, including, but not limited to, the price at which recovered oil and natural gas can be sold, the availability and costs associated with recovering, selling and transporting oil and natural gas, the prevailing environmental conditions associated with drilling and production sites, the availability of enhanced recovery techniques, the successful application of in-situ bitumen recovery technologies, and governmental and other regulatory factors, such as taxes and environmental laws.

A change in one or more of these factors could result in known quantities of oil and natural gas previously estimated as reserves becoming unrecoverable. For example, a decline in the market price of oil or natural gas to an amount that is less than the cost of recovery of such oil and natural gas in a particular location could make production of that oil or natural gas commercially uneconomical. Each of these factors, by having an impact on the cost of recovery and the rate of production, will also reduce the present value of future net cash flows from estimated reserves and resources.

In addition, if estimates of reserves and resources and future net cash flows expected from them are prepared by different independent engineers, or by the same engineers at different times, the results may vary substantially.

Furthermore, in accordance with Canadian GAAP and US GAAP, Paramount could be required to write-down the carrying value of its oil and natural gas properties if future oil and natural gas prices become depressed, or if there are substantial downward revisions to Paramount's quantities of reserves. A write-down would result in a charge to earnings and a reduction of shareholders' equity.  For the year ended December 31, 2009, the carrying value of Paramount’s oil and natural gas properties was written down by approximately $14.9 million and dry hole charges of approximately $24.3 million were recorded on suspended exploratory wells costs. The dry hole charges were related to wells that have been suspended for more than one year, and where it was determined that sufficient progress was no longer being made in assessing reserves.

Ability to market.

Paramount's ability to market its oil and natural gas depends upon numerous factors beyond its control. These factors include, but are not limited to, the availability and proximity of processing and pipeline capacity, supply and demand factors, the effects of weather conditions, and regulatory requirements.  Because of these factors, Paramount could be unable to market all of the oil and natural gas it produces which could adversely affect Paramount’s business. In addition, Paramount may be unable to obtain favorable prices for the oil and natural gas it produces.

Paramount sells its production to a variety of purchasers under normal industry sale and payment terms.  As a result, Paramount is also exposed to counterparty credit risk.

As part of normal business operations, Paramount has entered into a number of short-term and long-term pipeline transportation commitments.  Paramount generally enters into firm pipeline capacity commitments for its natural gas production as opposed to interruptible service.  The Company closely monitors the daily production from all of its plants to ensure that contractual obligations are met. After balancing contractual obligations, natural gas sales are directed to the highest netback market.

Industry competition.

The petroleum and natural gas industry is highly competitive.  Paramount competes with numerous other participants in the search for and acquisition of crude oil and natural gas properties and in the marketing of these commodities.  Many of Paramount’s competitors have greater financial and human resources and/or greater access to capital than Paramount. Competition is particularly intense in the acquisition of prospective oil and natural gas properties and reserves. Paramount's competitive position depends upon its geological, geophysical and engineering expertise and its financial resources. In addition, successful reserve replacement in the future will depend not only on the further development of present properties, but also on the ability to select and acquire suitable prospects for exploratory drilling and development.

Funding of exploration, development and operational activities.

Paramount may not have, or be able to obtain, through operations, financings, asset dispositions or otherwise, on terms acceptable to the Company or at all, the necessary capital required to fund its exploration and development activities and other operations. Failure to have or obtain necessary capital when required could result in Paramount being unable to develop its existing reserves and resources, discover new reserves and make acquisitions or could result in the termination or reduction of Paramount’s property interests, any of which may have a material adverse effect on the Company’s assets, results of operations and ability to execute its business plan.

Investment risk.

Paramount’s investments include both public and private entities. Any material adverse effect on the financial position, business or operations of the entities in which Paramount has invested, may have a material adverse affect on the value of such investments and the returns on such investments (including the decrease, suspension, or termination of dividends).  There is also no assurance as to the ability of Paramount to liquidate certain of its investments and the price Paramount would receive if it chose to liquidate these investments.  Decreases in the value of Paramount’s investments or the inability to liquidate investments could have a material adverse effect on the Company.

Paramount’s short-term investments of excess cash are mainly in Bankers’ Acceptance notes and Bearer Deposit Notes.

Governmental Regulation.

Paramount’s operations are governed by numerous Canadian and United States laws and regulations at the municipal, provincial, state and federal levels.  These laws and regulations include, but are not limited to, such matters as royalties, taxes (including income taxes), land tenure, production rates, export of petroleum and natural gas, the development and abandonment of oil and gas fields, drilling obligations, government fees, mineral rights, and environmental protection.  In addition, regulatory approval processes can involve numerous stakeholders.  Changes to laws and regulations, governmental intervention, failure to obtain stakeholder support, delays in obtaining regulatory approvals, or failure to comply with laws and regulations could have a material adverse affects on the Company’s assets, results of operations, and its ability to execute its business plan.

Paramount’s historic income tax and royalty filings are subject to reassessment by government entities.  The reassessment of historic filings could result in additional income tax, royalties, interest and penalties which could adversely affect Paramount’s cash flows and financial position.

Royalty rates and regulations.

The royalty rates and regulations in jurisdictions that the Company operates may be subject to change which could have a material adverse affect on the Company’s assets, results of operations and its ability to execute its business plan.

Crown royalties for Paramount’s production from frontier lands in the Northwest Territories have been recognized in the consolidated financial statements based on the Company’s interpretation of the relevant legislation and regulations. At present, Paramount has not received assessments from the Government of Canada for its past Northwest Territories royalty filings. Although Paramount believes that its interpretation of the relevant legislation and regulations has merit, Paramount is unable to predict the ultimate outcome of ongoing audits and/or assessments by the Government of Canada. Additional material amounts could potentially become payable.

Operating risks.

There are many operating hazards in exploring for and producing oil and natural gas, including, but not limited to, unexpected formations, blowouts, accidents, equipment failures, spills, releases, environmental damage or other unexpected or dangerous conditions that could result in damage to Paramount, injury or death of employees or contractors, damage to equipment and facilities, environmental contamination and potential liability to third parties (including government bodies).

The occurrence of a significant event against which Paramount is not fully insured or indemnified could seriously harm Paramount's financial condition, operating results and ability to carry on its business.

Paramount does not control all of its operations.

The exploration and development of, and production from oil and gas properties, are largely dependent on the operator of the property.  Paramount does not operate all of its properties.  To the extent an operator fails to conduct operations properly or in a manner that Paramount prefers, Paramount's financial condition, operating results and ability to carry on its business could be adversely affected.

Risk management activities.

The nature of Paramount's operations and capital structure results in exposure to fluctuations in commodity prices, currency exchange rates and interest rates. Paramount’s 2013 Notes are denominated in US dollars and are exposed to foreign currency risk.  Paramount monitors and, when appropriate, utilizes derivative and/or physical forward delivery contracts to manage its exposure to these risks.

If commodity prices change, or the value of the Canadian dollar versus the U.S. dollar changes, or interest rates change from that provided in Paramount's various derivative contracts, Paramount could be required to make cash payments to counterparties, or lose the cost of an option.  Conversely, a ceiling or fixed price could limit Paramount from receiving the full benefit of commodity price increases, changes in the value of the Canadian dollar or changes in interest rates.

By entering into these hedging activities, Paramount may suffer financial loss if it is unable to produce oil or natural gas to fulfill its obligations, required to pay a margin call on a derivative contract, or required to pay royalties based on a market or reference price that is higher than its fixed or ceiling price.

In addition, Paramount may be exposed to credit related losses in the event of non-performance by counterparties to these financial instruments and physical delivery contracts.

Surface conditions.

The exploration for and development of oil and natural gas reserves depends upon access to areas where operations are to be conducted. Oil and gas industry operations are affected by road bans imposed from time to time during the access period in the spring. Road bans are also imposed due to snow, mud and rock slides and periods of high water which can restrict access to Paramount's well sites and production facility sites.  Access to Paramount’s operations may also be restricted due to environmental regulations.

Paramount conducts a portion of its operations in Northern Alberta, Northeast British Columbia and the Northwest Territories of Canada, which Paramount is able to do on a seasonal basis only. Unseasonably warmer or colder weather can significantly affect Paramount’s operations in these areas.

Land claims.

Aboriginal peoples have claimed aboriginal title and rights to a substantial portion of western and northern Canada, including some of the properties on which Paramount conducts its operations. Claims asserting aboriginal title or rights to the lands on which any of Paramount's properties are located, if successful, could have an adverse effect on Paramount's assets, results of operations and ability to execute its business plan.

Changes to future exploration, exploitation and development projects.

Whether Paramount ultimately undertakes an exploration, exploitation or development project will depend upon numerous factors such as market conditions, prices, access to and cost of capital, supply and demand factors and new information.  Paramount continuously gathers data about its projects and it is possible that additional information will cause Paramount to alter its schedule or determine that a project should not be pursued.

Compliance with and changes to environmental laws and regulations.

Paramount’s operations are governed by both Canadian (federal and provincial) and United States laws regarding environmental matters.  These laws govern, among other things, the operation and maintenance of Paramount’s facilities, the discharge of substances into the environment, the storage, treatment and disposal of wastes and the remediation of contaminated sites.

If environmental damage occurs, Paramount could be liable for clean-up costs, remedial measures and property damage, as well as administrative, civil and criminal penalties.  Paramount could also be required to cease production.

Future changes in environmental legislation could result in stricter standards and enforcement, larger fines and increased costs of compliance, remediation and restoration, all of which could have a material adverse effect on Paramount's financial condition or results of operations.

In March 2007, the Alberta government introduced legislation requiring large industrial sources to reduce the greenhouse gas emissions intensity of their operations.  The Climate Change and Emissions Management Act and its associated regulations, the Specified Gas Emitters Regulation, currently apply to sources emitting more than 100,000 tonnes/year of greenhouse gases.  As none of Paramount’s facilities emit greenhouse gases in excess of this threshold it currently has no compliance obligations under this legislation. However, this could change if the compliance threshold were in the future reduced to a level below 100,000 tonnes/year.

Paramount could also become subject to greenhouse gas emission reduction obligations under Canadian federal legislation if and when that is enacted. The federal government’s most recent policy statement on February 1, 2010 indicates that it intends to reduce Canadian greenhouse gas emissions by 17% from 2005 levels by 2020, in line with the United States’ stated emission reduction target.  The government has yet to release details of how this emission reduction commitment will be achieved and what compliance obligations different industrial sectors, including the oil and gas sector, will be subject to.

Accordingly, it is difficult to predict at this point in time what impact federal and provincial greenhouse gas legislation could have on the Canadian oil and gas industry.  Nonetheless, it can be anticipated that when regulations are implemented, Paramount will face increased costs in order to comply with that legislation.  If these increases are significant, they may have a material adverse effect on Paramount’s financial condition or results of operations.

In addition, while Paramount is currently not subject to emission reduction obligations in other jurisdictions where it holds lands or has operations, it could become subject to such obligations in the future.

Exploration and development of Paramount’s Oil Sands assets.

Paramount has extensive non-producing oil sands leases that are prospective for in-situ bitumen recovery projects.  The oil sands assets are at the early stages of their evaluation and development.  The development of oil sands assets are subject to numerous risks including, but not limited to, the ability to raise sufficient capital, low commodity prices, cost overruns, changes to project economics, ability to obtain required regulatory approvals, changes to and compliance with environmental regulations, and project delays.  These risks could adversely impact the value of Paramount’s oil sands assets and the amount of capital it can or chooses to allocate to further evaluate and develop these assets.

In the event that Paramount’s Hoole Oil Sands is developed and becomes operational, there can be no assurance that bitumen will be produced or, if produced, will be produced in the quantities or at the costs anticipated and will continue producing.  Because operating costs to produce bitumen from oil sands may be substantially higher than operating costs to produce conventional crude oil, an increase in such costs may render extraction of bitumen resources from this project uneconomic.  Paramount’s estimates of operating costs have been based on current project concepts.  The Company’s actual operating costs may differ materially from such current estimates.  Moreover, it is possible that other developments, such as increasingly strict environmental and safety laws and regulations and enforcement policies thereunder and claims for damages to property or persons resulting from this project's operations, could result in substantial costs and liabilities, delays or an inability to complete this project or the abandonment of this project.

Furthermore, the marketability of the bitumen associated with Paramount’s oil sands interests will be affected by numerous factors beyond the Company’s control.  These factors include, but are not limited to, market fluctuations of prices, proximity and capacity of pipelines and processing equipment, equipment availability and government regulations (including, without limitation, regulations relating to prices, taxes, royalties, land tenure, allowable production, importing and exporting of oil and gas and environmental protection).  The extent of these factors cannot be accurately predicted, but the combination of these factors may result in Paramount not receiving an adequate return on invested capital.

Essential equipment and personnel.

Oil and natural gas exploration and development activities depend upon the availability of qualified personnel and drilling and related equipment in the areas. Shortage of qualified personnel or equipment may delay Paramount’s exploration and development activities.

TRANSFER AGENT AND REGISTRAR

The Company's transfer agent and registrar is Computershare Trust Company of Canada located at the following address:

6th Floor, Watermark Tower

530 – 8th Avenue S.W.

Calgary, Alberta  T2P 3S8

INTERESTS OF EXPERTS

Ernst & Young LLP, Chartered Accountants, are the Company's auditors and such firm has prepared an opinion with respect to the Company's consolidated financial statements as at and for the fiscal year ended December 31, 2009. Information relating to Paramount’s reserves in this annual information form was prepared by McDaniel as an independent qualified reserves evaluator. Information relating to Paramount’s resources in this annual information form was also prepared by McDaniel as an independent qualified resources evaluator.  Information relating to Trilogy’s reserves in APPENDIX C of this annual information form was prepared by Paddock Lindstrom & Associates Ltd. (“Paddock Lindstrom”) as an independent qualified reserves evaluator.

Ernst & Young LLP has confirmed it is independent in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta.

The principals of McDaniel and Paddock Lindstrom own beneficially, directly or indirectly, less than 1 percent of any class of Paramount's securities.

ADDITIONAL INFORMATION

Additional information relating to Paramount is available via the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

Additional information, including directors' and officers' remuneration, principal holders of Paramount's securities, and options to purchase securities, is contained in the information circular for Paramount's most recent annual meeting of shareholders that involves the election of directors. Additional financial information is contained in Paramount's audited consolidated financial statements and Management's Discussion and Analysis for the year ended December 31, 2009.

APPENDIX A
Report on Reserves Data by Independent Qualified Reserves Evaluator

To the board of directors of Paramount Resources Ltd. (the “Company”):

1.

We have evaluated the Company's reserves data as at December 31, 2009. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2009 estimated using forecast prices and costs.

2.

The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the “COGE Handbook”) prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3.

Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4.

The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2009, and identifies the respective portions thereof that we have evaluated, audited and reviewed and reported on to the Company's management:

Preparation Date of Evaluation Report	Location of Reserves	Net Present Value of Future Net Revenue - $ thousands (before income taxes, 10% discount rate)
		Audited	Evaluated	Reviewed	Total

February 16, 2010	Canada/United States	–	549,633	–	549,633

5.

In our opinion, the reserves data evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.  We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

6.

We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their preparation date.

7.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material. However, any variations should be consistent with the fact that reserves are categorized according to the probability of their recovery.

Executed as to our report referred to above:

MCDANIEL & ASSOCIATES CONSULTANTS LTD.

/s/ P.A. Welch, P. Eng.

President & Managing Director
Calgary, Alberta

February 16, 2010

APPENDIX B
Report of Management and Directors on Reserves Data and Other Information

Management of Paramount Resources Ltd. (the “Company”) is responsible for the preparation and disclosure of information with respect to the Company's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data which are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2009, estimated using forecast prices and costs.

An independent qualified reserves evaluator has evaluated the Company's reserves data. The report of the independent qualified reserves evaluator will be filed with securities regulatory authorities concurrently with this report.

The Audit Committee of the board of directors of the Company has:

(a)

reviewed the Company's procedures for providing information to the independent qualified reserves evaluator;

(b)

met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

(c)

reviewed the reserves data with management and the independent qualified reserves evaluator.

The Audit Committee of the board of directors of the Company has reviewed the Company's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has, on the recommendation of the Audit Committee, approved:

(a)

the content and filing with securities regulatory authorities of the reserves data and other oil and gas information contained in the Company's annual information form accompanying this report;

(b)

the filing of the report of the independent qualified reserves evaluators on the reserves data; and

(c)

the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material. However, any variations should be consistent with the fact that reserves are categorized according to the probability of their recovery.

/s/ Clayton H. Riddell Chief Executive Officer	/s/ Bernard K. Lee Chief Financial Officer
/s/ James H. T. Riddell Director	/s/ John C. Gorman Director

March 10, 2010

APPENDIX C
National Instrument 51-101 Equity Investments Disclosure

As at December 31, 2009, Paramount owned approximately 24.0 million Trilogy Energy Trust units, representing approximately 22 percent of Trilogy Energy Trust’s outstanding units as at such date (see “GENERAL DEVELOPMENT OF THE BUSINESS – 2010 Update”).

The following is a summary of Trilogy’s reserves and future net revenue as at December 31, 2009 and the costs incurred by Trilogy during the year ended December 31, 2009, each multiplied by 22 percent, being Paramount’s equity interest in Trilogy as of December 31, 2009. Trilogy’s reserves were independently evaluated by Paddock Lindstrom. The evaluation by Paddock Lindstrom was prepared in accordance with the standards contained in the COGE Handbook and the reserves definitions contained in NI 51-101. The pricing used in the forecast price evaluations is set forth in the notes to the tables. Trilogy’s reserves are mainly located in Alberta. Columns and rows may not add in the following tables due to rounding.

The information contained within this APPENDIX C has been derived solely from Trilogy’s annual information form dated March 2, 2010 which is posted on SEDAR (www.sedar.com) and is not incorporated by reference into this annual information form.

For the year ended December 31, 2009, Paramount accounted for its investment in Trilogy using the equity method. Pursuant to NI 51-101, Paramount is required to disclose the following information separately from its own reserves data and other oil and gas information. Readers are cautioned that Paramount does not have any direct or indirect interest in or right to the reserves or future net revenue of Trilogy disclosed within this APPENDIX C nor does Paramount have any direct or indirect obligation in respect of or liability for the costs incurred by Trilogy disclosed within this APPENDIX C. The Company is a shareholder of Trilogy, just like any other shareholder of Trilogy, and, accordingly, the value of the Company’s investment in Trilogy is based on the trading price of Trilogy’s shares on the TSX.

Reserves Data – Forecast Prices and Costs(1) (2)

The following table summarizes Trilogy’s reserves evaluated at December 31, 2009 multiplied by 22 percent using forecast prices and costs.

	Natural Gas		Light & Medium Crude Oil		Natural Gas Liquids		Total
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Reserves Category	(Bcf)	(Bcf)	(Mstb)	(Mstb)	(Mstb)	(Mstb)	(MBoe)	(MBoe)
Proved
Developed Producing	44.4	38.0	1,100	762	1,254	820	9,762	7,920
Developed Non-producing	4.1	3.2	99	73	114	73	894	687
Undeveloped	0.7	0.6	-	-	9	6	122	106
Total Proved	49.2	41.9	1,200	835	1,376	899	10,778	8,712
Total Probable	21.3	17.3	697	436	612	393	4,864	3,716
Total Proved plus Probable	70.5	59.2	1,896	1,272	1,988	1,293	15,642	12,428

(1)  Same terminology as earlier defined in this annual information form.

(2)  “mstb” means thousand stock tank barrels.

Net Present Value of Future Net Revenue – Forecast Prices and Costs(1)

The following table summarizes the net present values of future net revenue attributable to Trilogy’s reserves evaluated at December 31, 2009 multiplied by 22 percent, except per unit information.  The net present values are reported before income taxes and after income taxes at discount rates of 0%, 5%, 10%, 15%, and 20% as well as on a unit value basis at a discount rate of 10% before income taxes.  Future net revenue does not represent fair market value.

	Net Present Value of Future Net Revenues ($ millions)										Unit Value Before Tax Discounted at 10% $/boe
	Before Income Tax (discounted at)					After Income Tax (discounted at)
Reserves Category	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Proved
Developed Producing	310.3	226.0	178.5	148.4	127.7	254.5	190.2	153.4	129.7	113.2	18.29
Developed Non-producing	26.5	17.6	12.8	9.8	7.9	20.2	13.7	10.1	7.9	6.4	14.31
Undeveloped	4.3	2.1	1.2	0.8	0.5	3.3	1.6	0.9	0.6	0.3	10.21
Total Proved	341.1	245.8	192.5	159.0	136.1	278.0	205.5	164.4	138.1	120.0	17.87
Total Probable	185.3	88.2	52.4	35.7	26.4	139.6	67.7	40.9	28.2	21.2	10.78
Total Proved plus Probable	526.5	334.0	245.0	194.6	162.4	417.6	273.2	205.3	166.4	141.1	15.66

(1)  Same terminology as earlier defined in this annual information form.

Future Net Revenue – Forecast Prices and Costs(1)

The following table summarizes the total undiscounted future net revenue before income taxes and after income taxes attributable to Trilogy’s reserves evaluated at December 31, 2009 multiplied by 22 percent.

Reserves Category ($ millions)	Proved	Proved plus Probable
Revenue	646.5	1,030.3
Royalties	116.2	200.6
Operating Costs	179.6	288.2
Development Costs	3.6	7.9
Well Abandonment Costs	6.0	7.1
Future Net Revenue Before Income Tax (2)	341.1	526.5
Income Taxes	63.1	108.9
Future Net Revenue After Income Tax (2)	278.0	417.6

(1)  Same terminology as earlier defined in this annual information form.

(2)  As at December 31, 2009, pro-forma adjusted for the additional tax pools of Trilogy as a result of the Conversion and assuming that such tax pools are available for use commencing January 1, 2010 for the period covered, Income Taxes would be $29,881 on a Proved basis and $76,132 on a Proved plus Probable basis.  Future Net Revenue After Income Taxes would be $311,230 on a Proved basis and $450,324 on a Proved plus Probable basis.

Future Net Revenue by Production Group – Forecast Prices and Costs(1)

The following table summarizes the net present value of future net revenue by production group and on a unit value basis before income taxes attributable to Trilogy’s reserves evaluated at December 31, 2009 multiplied by 22 percent.

		Future Net Revenue
		Before Income Tax	Unit Value
		(discounted at 10%)	Before Income Tax
Reserves Category	Production Group	($ millions)	(discounted at 10%)
Proved	Natural Gas (2) (including by-products but excluding solution gas and by-products from oil wells)	153.1	$ 3.51/Mcf
	Light and Medium Crude Oil (including solution gas and other by-products)	39.4	$ 27.53/Stb
Proved plus Probable	Natural Gas (2) (including by-products but excluding solution gas and by-products from oil wells)	192.8	$ 3.14/Mcf
	Light and Medium Crude Oil (including solution gas and other by-products)	51.6	$ 23.59/Stb

(1)  Same terminology as earlier defined in this annual information form.

(2)  Natural gas includes coalbed methane and associated and non-associated gas (including by-products).

Summary of Pricing and Inflation Rate Assumptions (1)

The following table summarizes the prices used by Paddock Lindstrom in calculating the net present value of future net revenue attributable to reserves.

Forecast Prices and Costs		2010	2011	2012	2013	2014
U.S. Henry Hub Gas Price	(US$/MMbtu)	6.00	6.50	7.00	7.50	8.00
Alberta Gas Reference Price	(Cdn$/MMbtu)	5.56	6.03	6.50	7.01	7.52
WTI @ Cushing	(US$/Bbl)	80.00	82.50	85.00	90.00	95.00
Edmonton Reference Price	(Cdn$/Bbl)	82.43	85.02	87.62	92.84	98.07
Condensate	(Cdn$/Bbl)	83.25	85.87	88.49	93.77	99.05
Butane	(Cdn$/Bbl)	61.82	63.77	65.71	69.63	73.55
Propane	(Cdn$/Bbl)	49.46	51.01	52.57	55.71	58.84
Inflation Rate (2)	(%/year)	0%	2%	2%	2%	2%
Exchange Rate (3)	(US$/Cdn$)	0.95	0.95	0.95	0.95	0.95

(1)

Same terminology as earlier defined in this annual information form.

(2)

Inflation rates for forecasting prices and costs subsequent to 2014 were 2% per year.

(3)

Exchange rates used to generate the benchmark reference prices in this table.

Costs Incurred

The following table summarizes the costs incurred by Trilogy for exploration and development costs, prior to the application of any drilling incentives available to Trilogy, multiplied by 22 percent.

Cost Type
($ millions)	2009	Q4	Q3	Q2	Q1
Non-corporate acquisitions and dispositions
Proved properties	-	-	-	-	-
Unproved properties (including undeveloped land)	0.6	0.1	0.2	0.2	0.1
Exploration	1.0	(0.2)	0.3	0.3	0.5
Development (including facilities)	17.8	6.1	2.6	1.5	7.4
Total	19.4	6.1	3.1	2.0	8.1

APPENDIX D
Paramount Resources Ltd.
Audit Committee Charter

(Adopted by the Board of Directors on May 19, 2005 and amended on November 14, 2007)

A.

PURPOSE

The overall purpose of the Audit Committee (the "Committee") is to ensure that the Corporation's management has designed and implemented an effective system of internal financial controls and disclosure controls and procedures, to review and report on the integrity of the consolidated financial statements of the Corporation, to review the Corporation's compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and disclosure of material facts and to review the Corporation’s externally disclosed oil and gas reserves estimates including reviewing the qualifications of, and procedures used by, the independent engineering firm responsible for evaluating the Corporation’s reserves.

B.

COMPOSITION, PROCEDURES AND ORGANIZATION

1.

The Committee shall consist of at least three members of the Board of Directors (the "Board"), all of whom shall be “independent", as that term is defined in Sections 1.4 and 1.5 of Multilateral Instrument 52-110, Audit Committees1 and who meet the requirements of Section 3.5(1) of National Instrument 51-1011 - Standards of Disclosure for Oil and Gas Activities.

2.

All of the members of the Committee shall be “financially literate” (i.e. able to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issuer that can be reasonably expected to be raised by the issuer’s financial statements).

3.

The Audit Committee shall be responsible for assessing, on a periodic basic, whether any member of the Committee meets the criteria for being a “financial expert” pursuant to Section 407 of the Sarbanes-Oxley Act1.

4.

The Board shall appoint the members of the Committee.  The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee.

5.

Unless the Board shall have appointed a chair of the Committee, the members of the Committee shall elect a chair from among their members.

6.

The Corporate Secretary of the Corporation shall be the secretary of the Committee, unless otherwise determined by the Committee.

7.

The quorum for meetings shall be a majority of the members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other.

8.

The Committee shall have access to such officers and employees of the Corporation and to the Corporation's external auditors, and to such information respecting the Corporation, as it considers necessary or advisable in order to perform its duties and responsibilities.

9.

Meetings of the Committee shall be conducted as follows:

(a)

The Committee shall meet at least four times annually at such times and at such locations as may be requested by the chair of the Committee.  The external auditors or any member of the Committee may request a meeting of the Committee;

(b)

the external auditors shall receive notice of and have the right to attend all meetings of the Committee; and

(c)

the following management representatives shall be invited to attend all meetings, except executive sessions and private sessions with the external auditors:

President and Chief Operating Officer

Chief Financial Officer

Controller

Corporate Secretary

(d)

other management representatives shall be invited to attend as necessary.

10.           The external auditors shall report directly to the Committee and the external auditors and internal auditors (if any) shall have a direct line of communication to the Committee through its chair and may bypass management if deemed necessary.  The Committee, through its chair, may contact directly any employee in the Corporation as it deems necessary, and any employee may bring before the Committee any matter involving questionable, illegal or improper financial practices or transactions.

11.          The Committee may retain, at the Corporation's expense, special legal, accounting or other consultants or experts it deems necessary in the performance of its duties and may set and pay the compensation for any advisor engaged. The Committee will notify the Chairman of the Corporate Governance Committee whenever independent consultants are engaged.

B.

ROLES AND RESPONSIBILITIES

1.

The overall duties and responsibilities of the Committee shall be as follows:

(a)

to assist the Board in the discharge of its responsibilities relating to the Corporation's accounting principles, reporting practices and internal controls and its approval of the Corporation's annual and quarterly consolidated financial statements and management’s discussion and analysis;

(b)

to establish and maintain a direct line of communication with the Corporation's internal (if any) and external auditors and assess their performance;

(c)

to ensure that the management of the Corporation has designed, implemented and is maintaining an effective system of internal financial controls and disclosure controls and procedures;

(d)

to periodically review the audit and non-audit services pre-approval policy and recommend to the Board any changes which the Committee deems appropriate;

(e)

to periodically consider whether there is a need to outsource internal audit functions or create an internal audit department;

(f)

to assist the Board in the discharge of its responsibilities relating to the evaluation and disclosure of its oil and gas reserves and oil and gas activities and the approval and filing of all necessary statements and reports related thereto;

(g)

to receive and review complaints received pursuant to the Corporation’s Whistleblower Policy and oversee and provide direction on the investigation and resolution of such concerns and to periodically review the said policy and recommend to the Board changes which the Committee may deem appropriate;

(h)

to report regularly to the Board on the fulfilment of its duties and responsibilities;

(i)

to identify and monitor the management of the principal risks that could impact the financial reporting of the Corporation; and

(j)

to review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Corporation.

2.             The duties and responsibilities of the Committee as they relate to the external auditors shall be as follows:

(a)

to be directly responsible for overseeing the work of the external auditors engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditors regarding financial reporting;

(b)

to recommend to the Board a firm of external auditors to be nominated for appointment by the shareholders of the Corporation, and to monitor and verify the independence of such external auditors;

(c)

to review and approve the fee, scope and timing of the audit and other related services rendered by the external auditors;

(d)

review the audit plan of the external auditors prior to the commencement of the audit;

(e)

to review with the external auditors, upon completion of their audit:

i

contents of their report;

ii

scope and quality of the audit work performed;

iii

adequacy of the Corporation's financial and auditing personnel;

iv

co-operation received from the Corporation's personnel during the audit;

v

internal resources used;

vi

significant transactions outside of the normal business of the Corporation;

vii

significant proposed adjustments and recommendations for improving internal accounting controls, accounting principles or management systems; and

viii

the non-audit services provided by the external auditors, as pre-approved pursuant to the audit and non-audit services pre-approval policy;

(f)     to discuss with the external auditors the quality and not just the acceptability of the Corporation’s accounting principles;

(g)   to review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Corporation; and

(h)   to implement structures and procedures to ensure that the Committee meets the external auditors on a regular basis in the absence of management.

3.             The duties and responsibilities of the Committee as they relate to the internal control procedures of the Corporation are to:

(a)

review the appropriateness and effectiveness of the Corporation's policies and business practices which impact on the financial integrity of the Corporation, including those relating to insurance, accounting, information services and systems and financial controls, management reporting and risk management;

(b)

review compliance under the Corporation's Code of Business Conduct Policy with those matters addressed in the policy which affect the financial integrity of the Corporation and to periodically review this policy and recommend to the Board changes which the Committee may deem appropriate; and

(c)

periodically review the Corporation's financial and auditing procedures and the extent to which recommendations made by the internal accounting staff or by the external auditors have been implemented.

4.             The Committee is also charged with the responsibility to:

(a)

review and recommend to the Board for its approval, the Corporation’s and its subsidiaries, partnerships and joint venturers, as applicable, annual financial statements, management’s discussion and analysis, annual information form and annual earnings press releases before the Corporation publicly discloses this information;

(b)

review and approve the Corporation’s and its subsidiaries, partnerships and joint venturers, as applicable, interim financial statements, interim management’s discussion and analysis including the impact of unusual items and changes in accounting principles and estimates and report to the Board with respect thereto and interim earnings press releases before the Corporation publicly discloses this information;

(c)

review and approve the financial sections of:

i

the annual report to shareholders;

ii

the annual information form;

iii

prospectuses;

iv

other public reports requiring approval by the Board; and

v

press releases related there to, and report to the Board with respect thereto;

(d)   review regulatory filings and decisions as they relate to the Corporation's consolidated financial statements;

(e)   review the appropriateness of the policies and procedures used in the preparation of the Corporation's consolidated financial statements and other required disclosure documents, and consider recommendations for any material change to such policies;

(f)     review and report on the integrity of the Corporation’s consolidated financial statements;

(g)    review the minutes of any audit committee meeting of subsidiary companies;

(h)    review with management, the external auditors and, if necessary, with legal counsel, any litigation, claim or other contingency, including tax assessments that could have a material effect upon the financial position or operating results of the Corporation and the manner in which such matters have been disclosed in the consolidated financial statements;

(i)    review the Corporation’s compliance with regulatory and statutory requirements as they relate to financial statements, tax matters and disclosure of material facts; and

(j)     develop a calendar of activities to be undertaken by the Committee for each ensuing year related to the Committee’s duties and responsibilities as set forth in this Charter and to submit the calendar in the appropriate format to the Board of Directors within a reasonable period of time following each annual general meeting of shareholders.

5.            The duties and responsibilities of the Committee as they relate to the Corporation's oil and gas reserves estimates are to:

(a)

review, with reasonable frequency, the Corporation’s procedures relating to the disclosure of information with respect to oil and gas activities, including its procedures for complying with the disclosure requirements and restrictions of all applicable laws, rules, regulations and policies including National Instrument 51-101 and amendments thereto;

(b)

review the appointment of the independent engineering firm responsible for evaluating the Corporation’s reserves, and in the case of any proposed change in such appointment, determine the reasons for the proposal and whether there have been disputes between the appointed reserves evaluator and Management of the Corporation;

(c)

review, with reasonable frequency, the Corporation’s procedures for providing information to the reserves evaluator;

(d)

before approving the filing of reserves data and the report of the reserves evaluator as required under all applicable laws, rules, regulations and policies including National Instrument 51-101 and amendments thereto, meet with Management and the reserves evaluator to:

i

determine whether any restrictions affect the ability of the reserves evaluator to report on reserves data without reservation, and

ii

review the reserves data and the report of the reserves evaluator;

(e)    review, discuss with and make recommendations to the Board with respect to:

i

approving the content and filing of the reserves statement;

ii

the filing of the report of the reserves evaluator; and

iii

the content and filing of the report of Management and Directors;

as required or specified under all applicable laws, rules, regulations and policies including National Instrument 51-101 and amendments thereto.

A.

ANNUAL REVIEW AND ASSESSMENT

The Committee shall conduct an annual review and assessment of its performance, including compliance with this Charter and its role, duties and responsibilities, and submit such report to the Boards.

1 Definitions from Multilateral Instrument 52-110, National Instrument 51-101, and Sarbanes-Oxley Act have been omitted.